

STANDARD MOTOR PRODUCTS, INC.



2 0 0 3

A n n u a l

R e p o r t



Registrar and Transfer Agent

Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

Common Stock

Standard Motor Products, Inc. Common Stock is listed on the New York Stock Exchange under the symbol SMP

Independent Auditors

KPMG LLP
New York, NY 10154

Executive Offices

Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, NY 11101

Engine Management Division

Offices: Long Island City, NY

US Manufacturing and Distribution Centers:

- Long Island City, NY
- Greenville, SC
- Orlando, FL
- Wilson, NC
- Independence, KS
- Mishawaka, IN
- Disputanta, VA
- Edwardsville, KS
- Reno, NV

Temperature Control Division

Offices: Lewisville, TX

US Manufacturing and Distribution Centers:

- Lewisville, TX
- Grapevine, TX
- Fort Worth, TX
- Corona, CA

Canada Subsidiaries

SMP Motor Products, Ltd.

- Blue Streak-Hygrade Motor Products, Ltd. Mississauga, Ontario
- Unimotor St. Thomas, Ontario
- Blue Streak Electronics Concord, Ontario

France Subsidiary

Four Seasons Europe
Strasbourg, France

Hong Kong Subsidiary

Standard Motor Products (Hong Kong) Ltd.
Hong Kong, China

Italy Subsidiary

Four Seasons Italy
Massa, Italy

Mexico Subsidiary

Standard Motor Products
De Mexico, S. De R.L. De C.V.
Reynosa, Mexico

Puerto Rico Subsidiary

Stanric, Inc.
Fajardo, Puerto Rico

Spain Subsidiary

Four Seasons Iberia
Madrid, Spain

United Kingdom Subsidiaries

Standard Motor Products Holdings, Ltd.
Nottingham, England

STANDARD® GP SORENSEN® Automotive™ FOUR SEASONS®

BLUE STREAK® NIEHOFF® There's Nothing Better. HAYDEN® COOLING PRODUCTS

Financial Summary

(Dollars in thousands, except per share amounts.)	Years Ended December 31, 2003	2002	2001
Net Sales	**$ 678,783**	$ 598,437	$ 591,652
Operating Income	**15,815**	25,068	15,123
Earnings (Loss) From Continuing Operations	**224**	6,091	(2,485)
Net Loss	**$ (1,518)**	$ (30,556)	$ (2,485)
Per Share:			
Earnings (Loss) From Continuing Operations - Diluted	**$ 0.01**	$ 0.51	$ (0.21)
Net Loss - Diluted	**(0.10)**	(2.54)	(0.21)
Dividends	**0.36**	0.36	0.36
Stock Price at Year End	**$ 12.15**	$ 13.00	$ 13.90
Average Number of Common and Dilutive Shares	**15,793,008**	12,008,496	11,774,591
Assets	**$ 694,525**	$ 490,758	$ 509,429
Stockholders' Equity	**$ 226,041**	$ 153,881	$ 185,687
Total Debt to Capitalization	**49.1%**	53.5%	52.6%

About the Company

Standard supplies functional replacement parts for the aftermarket, for the engine management and temperature control systems of cars, trucks, buses and tractors. The Company services all makes and models, both new and older cars, imported and domestic. These products are sold primarily in the United States, Canada, Europe, Latin America and in many other countries. The Company employs approximately 4,500 people at its factories and distribution centers in North America, Europe and Hong Kong.

Annual Stockholders' Meeting

The Standard Motor Products, Inc. Annual Meeting of Shareholders will be held on Thursday, May 20, 2004 at 2:00 PM at the JP Morgan Chase Bank, One Chase Manhattan Plaza, New York, NY 10081. A notice of this meeting, together with a proxy statement, is being mailed to all stockholders on or about April 20, 2004.



Lawrence I. Sills, Chairman and CEO

We believe that 2003 will go down as the single most important year in the 85-year history of Standard Motor Products. It is the year in which we completed the acquisition of Dana's Engine Management business, obtained government approval, raised the necessary financing, and began the integration process. Once the integration of the two companies is complete, which we estimate will occur during the second half of 2004, we forecast a substantial increase in sales and earnings.

The 2003 financial results do not begin to tell this story, but let's begin by reviewing them. Sales were ahead by $80 million, essentially the result of having the Dana sales for the last six months. Standard's own Engine Management sales were essentially flat, and sales in Temp Control were down. We will discuss these divisions below. Earnings from continuing operations were reduced from $6.1 million to $224,000, primarily as a result of the costs of integration, and the increased interest expense to fund the acquisition. All these numbers were well within our original estimates, and we are pleased with the results.

The major event of the year, however, was the acquisition. We announced it in February 2003, and obtained government approval in April, assisted by the 120 letters of support we received from both Standard and Dana customers. We financed the roughly $120 million purchase price, which represented a slight discount from Dana's book value, through a variety of sources – we increased our loan agreement with GE Capital and our banking syndicate; we raised $56 million in the equity market through the sale of 5.8 million shares; and Dana financed a portion with a $15 million note and the acquisition of 1.4 million shares of our stock.



Once the financing was in place, we consummated the transaction on June 30 and immediately launched the integration process. We had already established 22 transition teams, covering every aspect of the business – manufacturing, distribution, marketing, finance – and they had been working on detailed plans for months. As a result, we were able to hit the ground running. July 8, one week after the purchase, we announced our plans to close seven of Dana's facilities, and transfer their assets and operations to SMP locations. Our intent was to provide Dana personnel with as much advance notice as possible, and we offered employment to those people willing to relocate. Many are taking advantage of this opportunity.

"We believe that 2003 will go down as the single most important year in the 85-year history of Standard Motor Products."

The synergies in this merger are outstanding. The two companies essentially sell the same product line to the same customer base. As we each had excess capacity, minimal investment in plant and equipment is required.

We have established the following goals for the merger: first, to maintain – and then grow – the DEM customer base and the $250 million existing volume; second, to complete the integration by the second half of 2004 with restructuring and integration costs not to exceed $30-35 million during this period; third, to achieve $50-55 million annual savings; and finally, since the Dana division had an operating loss of approximately $1 million per month when we began, to achieve an operating profit from this business of $40-45 million by 2005. We are happy to report that, as of this time, all our goals are on target.

Once the physical integration is complete, we will be looking for further improvement in both sales and profit. One area of potential growth is the Original Equipment Service (OES) market, defined as sales to the car manufacturers for their replacement and repair business. This is a large and growing market, but one in which we have a relatively small share. We see this as a significant growth opportunity, and we are beginning to have some success.

Turning to other areas, we had a difficult year in Temperature Control. We lost the balance of AutoZone's business and it turned out to be one of the coldest summers in history. These two factors led to a drop in sales of $35 million, from $255 million to $220 million. Our people worked hard to overcome this reduction in sales, but despite aggressive cost cutting, we ended the year with a $5 million decrease in operating profit, from $10 million in 2002 to $5 million in 2003. We continue to work on cost reduction, and to gain additional business, especially in the OES area. We are looking forward to improved results in 2004.

Europe achieved a significant improvement over 2002, as initiatives we began in 2001 started to bear fruit. On the cost side, we sold an unprofitable division, closed and combined facilities, and reduced overhead spending. On the sales side, we gained additional distributors and OES customers. While we still incurred an operating loss, it represented an improvement of almost $7 million from the previous year. We are continuing with our program of cost reduction, the transfer of certain operations to lower cost locations, and gaining additional sales penetration in both Engine Management and Temperature Control. Our goal is to achieve an operating profit in 2004.

In all, despite the minimal net profit, we are extremely pleased with our achievements in 2003. The Dana integration is proceeding on schedule and improvements are in place for both Temperature Control and Europe. We feel we have set the foundation for excellent results in the years ahead. We want to publicly thank and congratulate our skilled and dedicated people around the world for enabling us to be in this position.

Lawrence I. Sills

Chairman

This Annual Report contains forward-looking statements. Forward-looking statements in this report are indicated by words such as "anticipates," "expects," "believes," "intends," "plans," "estimates," "projects" and similar expressions. These statements represent our expectations based on current information and assumptions. Forward-looking statements are inherently subject to risks and uncertainties. Our actual results could differ materially from those which are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to a number of factors, including economic and market conditions; the performance of the aftermarket sector; changes in business relationships with our major customers and in the timing, size and continuation of our customers' programs; the ability of our customers to achieve their projected sales; competitive product and pricing pressures; increases in production or material costs that cannot be recouped in product pricing; successful integration of acquired businesses; product liability (including, without limitation, those related to estimates to asbestos-related contingent liabilities) matters; as well as other risks and uncertainties. Those forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. This discussion summarizes the significant factors affecting our results of operations and the financial condition of our business during each of the fiscal years in the three year period ended December 31, 2003.



Standard supplies engine management and temperature control products for almost every vehicle ... new and old, domestic and import, car and light truck.

OVERVIEW

We are a leading independent manufacturer and distributor of replacement parts for motor vehicles in the automotive aftermarket industry. We are organized into two major operating segments, each of which focuses on a specific segment of replacement parts. Our Engine Management Segment manufactures ignition and emission parts, on-board computers, ignition wires, battery cables and fuel system parts. Our Temperature Control Segment manufactures and remanufactures air conditioning compressors, and other air conditioning and heating parts. We sell our products primarily in the United States, Canada and Latin America. We also sell our products in Europe through our European Segment.

As part of our efforts to grow our business, as well as to achieve increased production and distribution efficiencies, on June 30, 2003 we completed the acquisition of substantially all of the assets and assumed substantially all of the operating liabilities of Dana Corporation's Engine Management Group (subsequently referred to as "DEM"). Prior to the sale, DEM was a leading manufacturer of aftermarket parts in the automotive industry focused exclusively on engine management. Our plan is to restructure and to integrate the DEM business into our existing Engine Management Business.

Under the terms of the acquisition, we paid Dana Corporation $91.3 million in cash, issued an unsecured promissory note of $15.1 million, and issued 1,378,760 shares of our common stock valued at $15.1 million. Including transaction costs, our total purchase price is expected to be approximately $130.5 million.

We have reviewed our operations and implemented integration plans to restructure the operations of DEM. We announced in a press release on July 8, 2003, that we would close seven of the DEM facilities. As part of the integration and restructuring plans, we estimate total restructuring costs of $33.7 million. Such amounts were recognized as liabilities assumed in the acquisition and included in the allocation of the cost to acquire DEM.

Of the total restructuring costs, approximately $15.7 million relates to work force reductions and employee termination benefits. The amount primarily provides for severance costs relating to the involuntary termination of approximately 1,400 employees, individually employed throughout DEM facilities across a broad range of functions, including managerial, professional, clerical, manufacturing and factory positions. During 2003, approximately $2.1 million of termination benefits have been paid.

The restructuring also includes approximately $17.9 million associated with exiting certain activities, primarily related to lease and contract termination costs. Specifically, our plans are to consolidate seven DEM operations into our existing plants. The restructuring accrual associated with other exiting activities specifically includes incremental costs and contractual termination obligations for items such as leasehold termination payments incurred as a direct result of these plans. At December 31, 2003, one of the seven facilities has been closed with the remainder expected to be vacated during 2004.

The DEM acquisition in 2003 was strategic and continues to be our primary focus entering 2004. The critical goals we established for a successful integration were to maintain the DEM customer base; reduce excess capacity by closing seven of the acquired facilities in a 12 to 18 month timeframe; complete the transition for $30-35 million of cash outlays during this same period in restructuring and integration costs; and to achieve $50-55 million in estimated annual savings. We believe we are on target for meeting all of these goals. Based on our current expectations, we believe that the benefits from the above savings will materialize as we progress throughout 2004 and the full extent achieved in 2005.

On February 3, 2004, we acquired the Canadian distribution of Dana Corporation's Engine Management Group for approximately $1 million. As part of the acquisition, we acquired inventory and will be relocating it into our distribution facility in Mississauga, Canada.

Comparison of Fiscal Years 2003 and 2002

Sales. On a consolidated basis, net sales for 2003 were $678.8 million, an increase of $80.4 million, or 13.4%, compared to $598.4 million in 2002. Excluding DEM net sales of $115.5 million, Engine Management net sales were down $4.2 million during 2003 compared to 2002. The volume decline was in line with our forecasts, and would have been mitigated if we had implemented normal price level increases in 2003, which have been implemented in 2004. The Temperature Control net sales decrease of $35.5 million was primarily due to the loss of business with AutoZone and the very cool and wet weather conditions existing in the spring and early summer.

Gross Margins. Gross margins, as a percentage of consolidated net sales, decreased to 25.7% in 2003, from 26.3% in 2002. A combination of lower margins from DEM and the loss in business in Temperature Control noted above, negatively effected gross margins during the period. As DEM is integrated, we do expect gross margins to improve as a result of operating efficiencies achieved in overhead absorption and material costs reductions.

Selling, General and Administrative Expenses. Selling, general and administrative expenses (SG&A) increased $26.4 million to $153.3 million in 2003, compared to $126.9 million in 2002. Excluding DEM SG&A expenses of $28.9 million, SG&A expenses decreased $2.5 million in 2003 versus 2002. During 2003 we incurred approximately $5.6 million of integration and restructuring expenses of which $2.8 million related to DEM and the remaining balance relating to our Temperature Control and European Segments compared to $2.2 million of restructuring expenses in 2002. Reducing DEM SG&A expenses is a major focus during the DEM integration and SG&A is expected to significantly decrease.



Standard provides almost complete coverage... including computers and other electronic components.

Goodwill. Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). In accordance with SFAS No. 142, goodwill is no longer amortized, but instead, is subject to an annual review for potential impairment. We completed our annual impairment test during the fourth quarter of 2003 and determined that our goodwill was not impaired.

During the first quarter of 2002, we performed our initial impairment test of goodwill reviewing the fair values of each of our reporting units using the discounted cash flows method, based on our weighted average cost of capital and market multiples. The decline in economic and market conditions, higher integration costs than anticipated and the general softness in the automotive aftermarket caused a decrease in the fair values of certain of our reporting units. As a result, we recorded an impairment loss on goodwill as a cumulative effect of accounting change of $18.3 million, net of tax, or $1.55 per diluted share during the first quarter of 2002. The impairment loss relates to goodwill of $10.9 million in our European Segment and $7.4 million in our Temperature Control Segment. In addition, during the fourth quarter of 2002 we wrote-off approximately $3.3 million for the impairment of goodwill associated with the Engine Management reporting unit of our European Segment.

Operating Income. Operating income decreased by $9.3 million to $15.8 million in 2003, compared to $25.1 million in 2002. This decrease was primarily due to the overall decrease in consolidated net sales as discussed above and the acquisition of DEM.

Other Income (Expense), Net. Other income (expense), net, decreased $3.7 million primarily due to unfavorable foreign exchange losses and lower interest and dividend income.

Interest Expense. Interest expense decreased by $0.3 million in 2003, compared to 2002, due to lower interest rates.

Income Tax Provision. The effective tax rate for continuing operations was 84% in 2003 and 57% in 2002. The increase was primarily due to lower earnings in our domestic operations as compared to 2002 and operating losses in our European segment for which no income tax benefit has been recorded. Our foreign income tax relates primarily to our profitable Canadian and Hong Kong operations.

Loss from Discontinued Operation. Loss from discontinued operation in 2003 reflects $1.7 million associated with asbestos-related legal expenses. In 2002, the $18.3 million charge included a reserve for future indemnification and 2002 legal expenses. As discussed more fully in Note 17 of the notes to the consolidated financial statements, we are responsible for certain future liabilities relating to alleged exposure to asbestos containing products. Based on the information contained in the September 2002 actuarial study, which estimated an undiscounted liability for settlement payments ranging from $27.3 million to $58 million, and all other available information considered by us, we recorded an after tax charge of $16.9 million as a loss from discontinued operation during the third quarter of 2002 to reflect such liability, excluding legal costs. We concluded that no amount within the range of settlement payments was more likely than any other and, therefore, recorded the low end of the range as the liability associated with future settlement payments through 2052 in our consolidated financial statements, in accordance with generally accepted accounting principles.

Comparison of Fiscal Years 2002 and 2001

Sales. On a consolidated basis, net sales for 2002 increased by $6.8 million over 2001 to $598.4 million. This net increase was driven by a $17.6 million increase in Engine Management, year over year. New business was the primary contributor with gains achieved in the retail business where certain customers expanded their own business; new wire and cable business acquired from an existing customer; and new original equipment customers acquired through our acquisition of Sagem Inc. in May of 2002.

With respect to Temperature Control, net sales for 2002 decreased by $14.8 million to $255.1 million. Net sales were unfavorable due to a combination of factors including a partial loss in business with a significant retail customer in 2002; 2001 net sales including approximately $7 million of "pipeline" orders for a new customer which did not repeat in 2002; and distributors "working off "inventory left over from previous mild summer seasons.

Gross Margins. Gross margins, as a percentage of consolidated net sales, increased to 26.3% in 2002 from 23.5% in 2001. The improvement in gross margins reflects the return in 2002 to more normal production levels, as the aggressive and successful inventory reduction campaign in 2001 benefited 2002, in both of our major segments. Engine Management gross margins improved approximately 4 percentage points, while Temperature Control improved approximately 3.7 percentage points. 2002 gross margins also benefited from a decrease in warranty returns in both Engine Management and Temperature Control. Overall, warranty returns improved by approximately 1 percentage point, as a percentage of net sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3 million to $126.9 million or 21.2% of net sales in 2002, from $123.9 million or 20.9% of net sales in 2001. The increase was primarily due to higher insurance and employee benefit costs. In addition, we incurred approximately $2.2 million of restructuring costs related to the consolidation of certain manufacturing and distribution facilities within the Temperature Control Segment.



Oxygen sensors and other emission products are tested to make sure they match OE performance. Technicians rely on this premium quality.

Goodwill. Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). In accordance with SFAS No. 142, goodwill will no longer be amortized, but instead, will be subject to an annual review for potential impairment. Using the discounted cash flows method, based on our weighted average cost of capital and market multiples, we reviewed the fair values of each of our reporting units. The decline in economic and market conditions, higher integration costs than anticipated and the general softness in the automotive aftermarket caused a decrease in the fair values of certain of our reporting units. As a result, we recorded an impairment loss on goodwill as a cumulative effect of accounting change of $18.3 million, net of tax, or $1.55 per diluted share during the first quarter of 2002. The impairment loss relates to goodwill pertaining to certain of our reporting units within our European Segment and our Temperature Control Segment for which we recorded charges of $10.9 million and $7.4 million, respectively.

During the fourth quarter of 2002, we completed our review of goodwill for potential impairment. After giving consideration to 2002 losses in Europe and budgeted 2003 losses, we wrote-off approximately $3.3 million of the remaining goodwill associated with the Engine Management reporting unit of the European Segment. With respect to the European Segment, approximately $1.4 million of goodwill remains on the December 31, 2002 balance sheet, all of which pertains to the Temperature Control reporting unit.

Other Income. Other income, net increased approximately $0.4 million over 2001. Contributing to the increase was the elimination of fees related to an accounts receivable sales arrangement eliminated in April of 2001.

Interest Expense. Interest expense decreased by approximately $7 million, as compared to 2001. Contributing to overall decrease was lower borrowings (during 2002 total debt was reduced approximately $29 million) and lower interest rates. Effective January 1, 2003, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("Statement No. 145"). Statement No. 145 eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board ("APB") No. 30, Reporting Results of Operations ("APB No. 30"). As a result, we reclassified the $2.8 million extraordinary loss on the early extinguishment of debt recorded in 2001 to interest expense.

Income Taxes. The overall effective tax rate increased from 25% in 2001 to 57% in 2002. The significant increase is primarily the result of the operating losses in our European Segment, for which no income tax benefit has been recorded because it is more likely than not that such benefit will not be realized in the near future. Supplementing the effect Europe had on the effective rate is the increase in the Company's domestic earnings as a percentage of overall earnings before taxes.

Loss on Discontinued Operations. Loss on discontinued operations reflect the charges associated with asbestos, including legal expenses. As discussed more fully in Note 17 of the notes to the consolidated financial statements, we are responsible for certain future liabilities relating to alleged exposure to asbestos containing products. Based on the information contained in the September 2002 actuarial study, which estimated an undiscounted liability for settlement payments ranging from $27.3 million to $58 million, and all other available information considered by us, and as further set forth in such Note 17, we recorded an after tax charge of $16.9 million as a loss from discontinued operation during the third quarter of 2002 to reflect such liability. We concluded that no amount within the range of settlement payments was more likely than any other and, therefore, recorded the low end of the range as the liability associated with future settlement payments through 2052 in our consolidated financial statements, in accordance with generally accepted accounting principles. Total legal expenses associated with asbestos related matters totaled $0.9 million in 2002.

Impact of Inflation

Although inflation is not a significant issue, management believes it will be able to continue to minimize any adverse effect of inflation on earnings through cost reduction programs, including the sale of manufactured products, and, where competitive situations permit, selling price increases. Recently, prices of steel and other commodities have risen. These increases did not have a material impact on us, as we are not dependent on any single commodity; however, there can be no assurance over the long-term.

Future Results of Operations

We continue to face competitive pressures. In order to sell at competitive prices while maintaining profit margins we are continuing to focus on overhead and cost reductions.

Liquidity and Capital Resources

Operating Activities. During the year ended December 31, 2003, cash provided by operations amounted to $31.5 million, compared to $57 million in 2002 and $43.5 million in 2001.

The reduction in 2003 was primarily attributable to lower earnings from continuing operations, a decrease in accounts payable and a lower decrease in inventory in 2003, as compared to 2002. The improvement in 2002, as compared to 2001, was primarily attributable to improved earnings from continuing operations, higher accounts payable and continued reductions in inventory. Inventory reductions continue to be a focus of management.

For the year ended December 31, 2002, inventory decreased by an additional $8 million over the $57 million reduction in 2001, which resulted primarily from reduced production and purchases, and where needed, the temporary closing of manufacturing facilities. Inventory turnover was 2.2 x in 2003, 2.3 x in 2002 and 2.1x in 2001. Inventory turnover should improve as DEM is integrated, and inventory "build-ups" needed to ensure order fulfillment are reduced as DEM is effectively integrated.

Investing Activities. Cash used in investing activities was $101.9 million for the year ended December 31, 2003, compared to $26.9 million in 2002 and $14.2 million in 2001. The increase during 2003 was primarily due to the acquisition of DEM as discussed more fully in Note 2. The increase during 2002 was primarily due to acquisitions, partially offset by decreases in capital expenditures. Assets acquired consist primarily of property, plant and equipment, receivables and inventory. All acquisitions were financed with funds provided from our secondary equity offering, revolving credit facility and seller financing.



Four Seasons is a major manufacturer and remanufacturer of compressors and other air conditioning system components.

In January 2002, we acquired the assets of a temperature control business from Hartle Industries for $4.8 million. The assets consist primarily of property, plant and equipment, and inventory. In April 2002, we acquired Carol Cable Limited, a manufacturer and distributor of wire sets based in the United Kingdom, for approximately $1.7 million. The assets from this acquisition consist primarily of property, plant and equipment, and inventory. In addition, during 2002, the Company paid approximately an additional $2.8 million for the remaining equity interest in SMP Holdings Limited. In May 2002, we purchased the aftermarket fuel injector business of Sagem Inc., a subsidiary of Johnson Controls, for $10.5 million. Sagem Inc. is a basic manufacturer of fuel injectors and was our primary supplier prior to the acquisition. Assets acquired from this acquisition consist primarily of property, plant and equipment, and inventory. The purchase was partially financed by the seller ($5.4 million to be paid over a two year period), with the remaining funds being provided under our revolving credit facility.

Capital expenditures for the three most recent fiscal years ended December 31 totaled $8.9 million in 2003, $7.6 million in 2002 and $13.7 million in 2001.

Financing Activities. Cash provided by financing activities primarily for the acquisition of DEM for the year ended December 31, 2003 was $75 million compared to cash used in financing activities of $29.5 million for the year ended December 31, 2002 and $28.7 million in 2001. Dividends paid for the three most recent fiscal years ended December 31 were $5.6 million in 2003, $4.3 million in 2002 and $4.2 million in 2001. The decreased borrowings in 2002 and 2001 reflected our focus on reducing capital employed in the business.

Effective April 27, 2001, we entered into an agreement with General Electric Capital Corporation, as agent, and a syndicate of lenders for a secured revolving credit facility. The term of the credit agreement was for a period of five years and provided for a line of credit up to $225 million.

On June 30, 2003 we completed an amendment to our revolving credit facility to provide for an additional $80 million commitment, in connection with our acquisition of DEM. This additional commitment increases the total amount available for borrowing under our revolving credit facility to $305 million from $225 million, which now expires in 2008. Availability under our revolving credit facility is based on a formula of eligible accounts receivable, eligible inventory and eligible fixed assets, and includes the purchased assets of DEM. We expect such availability under the revolving credit facility, following the initial draw down at the acquisition closing, to be sufficient to meet our ongoing operating and integration costs.

Direct borrowings under our revolving credit facility bear interest at the prime rate plus the applicable margin (as defined) or the LIBOR rate plus the applicable margin (as defined), at our option. Borrowings are collateralized by substantially all of our assets, including accounts receivable, inventory and fixed assets, and those of our domestic and Canadian subsidiaries. Our revolving credit facility prior to the DEM acquisition provided for certain financial covenants limiting our capital expenditures and requiring us to maintain a certain tangible net worth at the end of each fiscal quarter. Following our acquisition of DEM, the terms of our revolving credit facility provide for, among other provisions, new financial covenants requiring us, on a consolidated basis, (1) to maintain specified levels of EBITDA at the end of each fiscal quarter through December 31, 2004, (2) commencing September 30, 2004, to maintain specified levels of fixed charge coverage at the end of each fiscal quarter (rolling twelve months) through 2007, and (3) to limit capital expenditure levels for each fiscal year through 2007.

In addition, in order to facilitate the aggregate financing of the acquisition, we completed a public equity offering of 5,750,000 shares of our common stock for net proceeds of approximately $55.7 million and issued to Dana Corporation 1,378,760 shares of our common stock valued at approximately $15.1 million.

In connection with our acquisition of DEM, we issued to Dana Corporation an unsecured subordinated promissory note in the aggregate principal amount of approximately $15.1 million. The promissory note bears an interest rate of 9% per annum for the first year, with such interest rate increasing by one-half of a percentage point (0.5%) on each anniversary of the date of issuance. Accrued and unpaid interest is due quarterly under the promissory note. The maturity date of the promissory note is five and a half years from the date of issuance. The promissory note may be prepaid in whole or in part at any time without penalty.

On June 27, 2003, we borrowed $10 million under a mortgage loan agreement. The loan is payable in monthly installments. The loan bears interest at a fixed rate of 5.50% maturing in July 2018. The mortgage loan is secured by a building and related property.

Our profitability and working capital requirements are seasonal due to the sales mix of temperature control products. Our working capital requirements usually peak near the end of the second quarter, as the inventory build-up of air conditioning products is converted to sales and payments on the receivables associated with such sales begin to be received. Our working capital is further being impacted by restructuring and integration costs, as well as inventory build-ups necessary to ensure order fulfillment during the DEM integration. These increased working capital requirements are funded by borrowings from our lines of credit.

We anticipate that our present sources of funds will continue to be adequate to meet our near term needs.

In October 2003, we entered into a new interest rate swap agreement with a notional amount of $25 million that is to mature in October 2006. Under this agreement, we receive a floating rate based on the LIBOR interest rate, and pay a fixed rate of 2.45% on the notional amount of $25 million.

In July 2001, we entered into two interest rate swap agreements to manage our exposure to interest rate changes. The swaps effectively convert a portion of our variable rate debt under the revolving credit facility to a fixed rate, without exchanging the notional amounts. At December 31, 2002, we had two outstanding interest rate swap agreements (in an aggregate notional amount of $75 million), one of which matured in January 2003 and one of which is scheduled to mature in January 2004. Under these agreements, we receive a floating rate based on the LIBOR interest rate, and pay a fixed rate of 4.92% on a notional amount of $45 million and 4.37% on a notional amount of $30 million (matured in January 2003). If, at any time, the swaps are determined to be ineffective, in whole or in part, due to changes in the interest rate swap agreements, the fair value of the portion of the interest rate swap determined to be ineffective will be recognized as gain or loss in the statement of operations for the applicable period.

On July 26, 1999, we issued our convertible debentures, payable semi-annually, in the aggregate principal amount of $90 million. The debentures are convertible into 2,796,120 shares of our common stock, and mature on July 15, 2009. The proceeds from the sale of the debentures were used to prepay an 8.6% senior note, reduce short term bank borrowings and repurchase a portion of our common stock.

During the years 1998 through 2000, the Board of Directors authorized multiple repurchase programs under which we could repurchase shares of our common stock. During such years, $26.7 million (in the aggregate) of common stock has been repurchased to meet present and future requirements of our stock option programs and to fund our Employee Stock Option Plan (ESOP). As of December 31, 2003, we have Board authorization to repurchase additional shares at a maximum cost of $1.7 million. During 2003, 2002 and 2001, we did not repurchase any shares of our common stock.


BDM

Diagnostic tools help technicians identify problems.

Updating on-board computer calibrations is a critical step to maintaining proper vehicle performance and keeping emissions low.

This table is a summary of our contractual commitments, inclusive of our acquisition of DEM, as of December 31, 2003. It excludes approximately $14 million of severance expected to be paid in 2004 after the DEM facilities are closed.

(in thousands)	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Total**
Principal payments of long term debt	$ 3,354	$ 555	$ 581	$ 610	$ 582	$112,429	$118,111
Operating leases	12,824	12,156	9,322	5,752	4,512	39,481	84,047
Interest rate swap agreements	207	-	(59)	-	-	-	148
Severance payments related to restructuring	1,283	-	-	-	-	-	1,283
Total commitments	$17,668	$12,711	$9,844	$6,362	$5,094	$151,910	$203,589

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations," where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of the notes to our consolidated annual financial statements. Preparation of our consolidated annual and quarterly financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. We can give no assurance that actual results will not differ from those estimates.

Revenue Recognition. We derive our revenue primarily from sales of replacement parts for motor vehicles from both our Engine Management and Temperature Control Segments. We recognize revenue from product sales upon shipment to customers. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is generally determined on the first-in, first-out basis. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost or market value of inventory are determined at the reporting unit level and are based upon the inventory at that location taken as a whole. These estimates are based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

We also evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates our estimate of future demand.

Sales Returns and Other Allowances and Allowance for Doubtful Accounts. Management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. At December 31, 2003, the allowance for sales returns was $24.1 million. Similarly, our management must make estimates of the uncollectability of our accounts receivables Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2003 the allowance for doubtful accounts and for discounts was $5.0 million.



Premium ignition wire provides the long-term durability and peak engine performance demanded by professional service technicians.

Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At December 31, 2003, we had a valuation allowance of $23.2 million, due to uncertainties related to our ability to utilize some of our deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable.

In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our business, financial condition and results of operations.

Valuation of Long-Lived and Intangible Assets and Goodwill. We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends. With respect to goodwill, we test for potential impairment in the fourth quarter of each year as part of our annual budgeting process. We review the fair values of each of our reporting units using the discounted cash flows method and market multiples.

Retirement and Postretirement Medical Benefits. Each year we calculated the costs of providing retiree benefits under the provisions of SFAS 87 and SFAS 106. The key assumptions used in making these calculations are disclosed in Notes 11 and 12 to our consolidated financial statements. The most significant of these assumptions are the discount rate used to value the future obligation, expected return on plan assets and health care cost trend rates. We select discount rates commensurate with current market interest rates on high-quality, fixed rate debt securities. The expected return on assets is based on our current review of the long-term returns on assets held by the plans, which is influenced by historical averages. The medical cost trend rate is based on our actual medical claims and future projections of medical cost trends.

Asbestos Reserve. We are responsible for certain future liabilities relating to alleged exposure to asbestos-containing products. A September 2002 actuarial study estimated a liability for settlement payments ranging from $27.3 million to $58 million. We concluded that no amount within the range of settlement payments was more likely than any other and, therefore, recorded the low end of the range as the liability associated with future settlement payments through 2052 in our consolidated financial statements, in accordance with generally accepted accounting principles.

As is our accounting policy, the actuarial study was updated as of August 31, 2003 using methodologies consistent with the September 2002 study. The updated study has estimated an undiscounted liability for settlement payments, excluding legal costs, ranging from $27 to $71 million for the period through 2052. We continue to believe that no amount within the range was a better estimate after the updated study, therefore, no adjustment was recorded as our consolidated balance sheet at September 30, 2003 reflects a total liability of approximately $27 million. Legal costs, which are expensed as incurred, are estimated to range from $21 to $28 million during the same period. We plan on performing a similar annual actuarial analysis during the third quarter of each year for the foreseeable future. Based on this analysis and all other available information, we will reassess the recorded liability, and if deemed necessary, record an adjustment to the reserve, which will be reflected as a loss or gain from discontinued operations. Legal expenses associated with asbestos-related matters are expensed as incurred and recorded as a loss from discontinued operations in the statement of operations.

Other Loss Reserves. We have numerous other loss exposures, such as environmental claims, product liability and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment of risk exposure and ultimate liability. We estimate losses using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded liabilities for loss.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, Accounting for Asset Retirement Obligations ("Statement No. 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. Effective January 1, 2003, we adopted Statement No. 143, which did not have a material effect on our consolidated financial statements.

Rescission of FASB Statements

In April 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("Statement No. 145"). Statement No. 145 eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board ("APB") No. 30, Reporting Results of Operations ("APB No. 30"). Statement No. 145 also requires sales-leaseback accounting for lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. Effective January 1, 2003, we adopted Statement No. 145, which did not have a material effect on our consolidated financial statements.



Hayden Automotive is a leading manufacturer of engine and transmission cooling products.

Accounting for Costs Associated with Exit and Disposal Activities

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal ivities ("Statement No. 146"). Statement No. 146, which is effective prospectively for exit or disposal activities initiated after December 31, 2002, applies to costs associated with an exit activity, including restructurings, or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. Statement No. 146 requires that exit or disposal costs are recorded as an operating expense when the liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal by itself will not meet the requirement for recognizing a liability and the related expense under Statement No. 146. The adoption of Statement No. 146 did not have a material effect on our consolidated financial statements.

Accounting for and Disclosures of Guarantees

In November 2002, the FASB issued interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("Interpretation No. 45"). Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. Interpretation No. 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of Interpretation No. 45 did not have a material effect on our consolidated financial statements. See Note 17 of Notes to Consolidated Financial Statements for discussion of product warranty claims.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123 ("Statement No. 148"). Statement No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. We will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

We are evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interests and has not yet completed this analysis. At this time, it is anticipated that the effect on our consolidated balance sheet is not material.

Accounting for Certain Financial Instruments

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("Statement No. 150").

Statement No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, Statement No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Statement No. 150 did not have a material effect on our consolidated financial statements.



Late-model vehicles can be difficult to diagnose. Standard offers professional service providers technical training and fast-response hotlines to help them get through the most challenging repair jobs.

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)	2003	2002	2001
	Year Ended December 31,		
Net sales (Note 6)	**$ 678,783**	$ 598,437	$ 591,652
Cost of sales	**504,011**	440,893	452,597
Gross profit	**174,772**	157,544	139,055
Selling, general and administrative expenses	**153,303**	126,901	123,932
Restructuring expenses	**5,654**	2,241	—
Goodwill impairment charge (Note 5)	**—**	3,334	—
Operating income	**15,815**	25,068	15,123
Other income (expense), net (Note 13)	**(477)**	3,187	2,763
Interest expense	**13,907**	14,244	21,202
Earnings (loss) from continuing operations before taxes	**1,431**	14,011	(3,316)
Provision (benefit) for income taxes (Note 14)	**1,207**	7,920	(831)
Earnings (loss) from continuing operations	**224**	6,091	(2,485)
Loss from discontinued operation, net of tax of $581 and $6,099 (Note 17)	**(1,742)**	(18,297)	—
Loss before cumulative effect of accounting change	**(1,518)**	(12,206)	(2,485)
Cumulative effect of accounting change, net of tax of $2,473 (Note 5)	**—**	(18,350)	—
Net loss	**$ (1,518)**	$ (30,556)	$ (2,485)
Net earnings (loss) Per Common Share - Basic:			
Earnings (loss) from continuing operations	**$ 0.01**	$ 0.51	$ (0.21)
Discontinued operation	**(0.11)**	(1.54)	—
Cumulative effect of accounting change	**—**	(1.54)	—
Net loss Per Common Share - Basic	**$ (0.10)**	$ (2.57)	$ (0.21)
Net earnings (loss) Per Common Share - Diluted:			
Earnings (loss) from continuing operations	**$ 0.01**	$ 0.51	$ (0.21)
Discontinued operation	**(0.11)**	(1.52)	—
Cumulative effect of accounting change	**—**	(1.53)	—
Net loss Per Common Share - Diluted	**$ (0.10)**	$ (2.54)	$ (0.21)
Average number of common shares	**15,744,930**	11,914,968	11,774,591
Average number of common shares and dilutive common shares	**15,793,008**	12,008,496	11,774,591

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands)		December 31, 2003	December 31, 2002
Assets	Current assets:		
	Cash and cash equivalents	**$ 19,647**	$ 9,690
	Marketable securities	**—**	7,200
	Accounts receivable, less allowances for discounts and doubtful accounts of $5,009 and $4,882 in 2003 and 2002, respectively (Note 7)	**174,223**	117,644
	Inventories (Notes 3 and 7)	**253,754**	174,785
	Deferred income taxes (Note 14)	**13,148**	12,213
	Prepaid expenses and other current assets	**7,399**	6,828
	Total current assets	**468,171**	328,360
	Property, plant and equipment, net (Notes 4 and 7)	**112,549**	103,822
	Goodwill, net (Note 5)	**71,843**	16,683
	Other assets (Notes 6 and 11)	**41,962**	41,893
	Total assets	**$694,525**	$490,758
Liabilities and Stockholders' Equity	Current liabilities:		
	Notes payable (Note 7)	**$ 99,699**	$ 79,618
	Current portion of long-term debt (Note 7)	**3,354**	4,108
	Accounts payable	**58,029**	35,744
	Sundry payables and accrued expenses	**42,431**	31,074
	Accrued customer returns	**24,115**	16,341
	Restructuring accrual (Note 2)	**16,000**	—
	Accrued rebates	**18,989**	8,649
	Payroll and commissions	**14,221**	12,143
	Total current liabilities	**276,838**	187,677
	Long-term debt (Notes 7 and 8)	**114,757**	93,191
	Postretirement medical benefits and other accrued liabilities (Notes 11 and 12)	**36,848**	30,414
	Restructuring accrual (Note 2)	**15,615**	—
	Accrued asbestos liabilities (Note 17)	**24,426**	25,595
	Total liabilities	**468,484**	336,877
	Commitments and contingencies (Notes 7, 9, 10, 11, 12 and 17)		
	Stockholders' equity (Notes 7, 8, 9, 10 and 11):		
	Common Stock – par value $2.00 per share:		
	Authorized 30,000,000 shares, issued 20,486,036 and 13,324,476 shares in 2003 and 2002, respectively	**40,972**	26,649
	Capital in excess of par value	**58,086**	1,764
	Retained earnings	**141,553**	148,686
	Accumulated other comprehensive income (loss)	**4,814**	(2,581)
	Treasury stock – at cost (1,284,428 and 1,367,467 shares in 2003 and 2002, respectively)	**(19,384)**	(20,637)
	Total stockholders' equity	**226,041**	153,881
	Total liabilities and stockholders' equity	**$694,525**	$490,758

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)		2003	2002	2001
		Year Ended December 31,		
Cash Flows From Operating Activities	Net loss	**$ (1,518)**	$ (30,556)	$ (2,485)
	Adjustments to reconcile net loss to net cash provided by operating activities:			
	Depreciation and amortization	**17,092**	16,128	18,909
	(Gain) loss on disposal of property, plant & equipment	**1,001**	(97)	(265)
	Equity income from joint ventures	**(27)**	(352)	(844)
	Employee stock ownership plan allocation	**938**	1,230	713
	Tax benefit related to employee stock options	**—**	80	48
	(Increase) decrease in deferred income taxes	**(1,632)**	2,550	(3,628)
	Cumulative effect of accounting change	**—**	18,350	—
	Loss from discontinued operation	**1,742**	18,297	—
	Goodwill impairment charge	**—**	3,334	—
	Change in assets and liabilities, net of effects from acquisitions:			
	Decrease in accounts receivable, net	**8,583**	1,302	13,296
	Decrease in inventories	**3,511**	7,996	56,966
	(Increase) decrease in prepaid expenses and other current assets	**446**	7,485	(1,821)
	(Increase) decrease in other assets	**1,802**	(3,705)	(1,687)
	Increase (decrease) in accounts payable	**(9,471)**	5,322	(30,502)
	Increase(decrease) in sundry payables and accrued expenses	**7,045**	(3,215)	(8,774)
	Decrease in restructuring accrual	**(2,085)**	—	—
	Increase in other liabilities	**4,036**	12,806	3,524
Cash Flows From Investing Activities	Net cash provided by operating activities	**31,463**	56,955	43,450
	Proceeds from the sale of property, plant and equipment	**87**	520	652
	Capital expenditures	**(8,926)**	(7,598)	(13,740)
	Maturity of investments	**7,200**	—	—
	Payments for acquisitions, net of cash acquired	**(100,249)**	(19,855)	(1,069)
Cash Flows From Financing Activities	Net cash used in investing activities	**(101,888)**	(26,933)	(14,157)
	Net borrowings (repayments) under line-of-credit agreements	**20,081**	(31,246)	71,935
	Principal payments and retirement of long-term debt	**(4,313)**	(3,181)	(93,601)
	Borrowings under new long-term debt	**10,000**	5,419	—
	Proceeds from issuance of common stock, net of issuance costs	**55,744**	—	—
	Increase in overdraft balances	**1,509**	3,830	—
	Debt issuance costs	**(2,460)**	(602)	(3,261)
	Proceeds from exercise of employee stock options	**91**	589	473
	Dividends paid	**(5,615)**	(4,290)	(4,236)
	Net cash provided by (used in) financing activities	**75,037**	(29,481)	(28,690)
	Effect of exchange rate changes on cash	**5,345**	1,653	(806)
	Net increase (decrease) in cash and cash equivalents	**9,957**	2,194	(203)
	Cash and cash equivalents at beginning of year	**9,690**	7,496	7,699
	Cash and cash equivalents at end of year	**$ 19,647**	$ 9,690	$ 7,496
	Supplemental disclosure of cash flow information:			
	Cash paid during the year for:			
	Interest	**$ 13,641**	$ 14,362	$ 17,403
	Income taxes	**$ 2,815**	$ 1,549	$ 2,792
	Non-cash investing and financing activities:			
	Common stock issued to seller for acquisition	**$ 15,125**	$ —	$ —
	Issuance of long-term debt to seller for acquisition	**$ 15,125**	$ —	$ —

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Year Ended December 31, 2003, 2002 and 2001

(In thousands)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2000	$26,649	$ 2,541	$ 190,253	$ (591)	$ (24,547)	$194,305
Comprehensive Loss:						
Net loss			(2,485)			(2,485)
Foreign currency translation adjustment				(1,086)		(1,086)
Unrealized loss on interest rate swap agreements				(2,045)		(2,045)
Total comprehensive loss						(5,616)
Cash dividends paid			(4,236)			(4,236)
Exercise of employee stock options		(295)			768	473
Tax benefits applicable to the exercise of employee stock options		48				48
Employee Stock Ownership Plan		(417)			1,130	713
Balance at December 31, 2001	26,649	1,877	183,532	(3,722)	(22,649)	185,687
Comprehensive Loss:						
Net loss			(30,556)			(30,556)
Foreign currency translation adjustment				1,295		1,295
Unrealized gain on interest rate swap agreements, net of tax of $205				617		617
Minimum pension liability adjustment				(771)		(771)
Total comprehensive loss						(29,415)
Cash dividends paid			(4,290)			(4,290)
Exercise of employee stock options		(291)			880	589
Tax benefits applicable to the exercise of employee stock options		80				80
Employee Stock Ownership Plan		98			1,132	1,230
Balance at December 31, 2002	26,649	1,764	148,686	(2,581)	(20,637)	153,881
Comprehensive Loss:						
Net loss			(1,518)			(1,518)
Foreign currency translation adjustment				6,162		6,162
Unrealized gain on interest rate swap agreements, net of tax of $439				1,317		1,317
Minimum pension liability adjustment				(84)		(84)
Total comprehensive loss						5,877
Cash dividends paid			(5,615)			(5,615)
Issuance of common stock related to acquisition	14,323	56,546				70,869
Exercise of employee stock options		(30)			121	91
Employee Stock Ownership Plan		(194)			1,132	938
Balance at December 31, 2003	**$40,972**	**$58,086**	**$141,553**	**$4,814**	**$(19,384)**	**$226,041**

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Standard Motor Products, Inc. (referred to hereinafter in these Notes to Consolidated Financial Statements as "we," "us" or "our") is engaged in the manufacture and distribution of replacement parts for motor vehicles in the automotive aftermarket industry. The consolidated financial statements include our accounts and all subsidiaries in which we have more than a 50% equity ownership. Our investments in unconsolidated affiliates are accounted for on the equity method. All significant intercompany items have been eliminated.

Use of Estimates

In conformity with generally accepted accounting principles, we have made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, depreciation and amortization of long-lived assets, product liability, asbestos and litigation matters, deferred tax asset valuation allowance and sales return allowances. Actual results could differ from those estimates.

Reclassifications

Where appropriate, certain amounts in 2002 and 2001 have been reclassified to conform with the 2003 presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

During 2003, the held-to-maturity securities matured. At December 31, 2002, held-to-maturity securities amounted to $7.2 million. Held-to-maturity securities consist primarily of U.S. Treasury Bills and corporate debt securities which are reported at amortized cost which approximates fair value.

Inventories

Inventories are stated at the lower of cost (determined by means of the first-in, first-out method) or market.

Derivative Instruments and Hedging Activities

Derivative Instruments are accounted for in accordance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. For derivatives that have been formally designated as a cash flow hedge (interest rate swap agreements), the effective portion of changes in the fair value of the derivatives are recorded in "accumulated other comprehensive income (loss)." Amounts in "accumulated other comprehensive income (loss)" are reclassified into earnings in the "interest expense" caption when interest expense on the underlying borrowings are recognized.

Property, Plant and Equipment

These assets are recorded at cost and are depreciated using the straight-line method of depreciation over the estimated useful lives as follows:

	Estimated Life
Buildings and improvements	10 to 33-1/2 years
Machinery and equipment	7 to 12 years
Tools, dies and auxiliary equipment	3 to 8 years
Furniture and fixtures	3 to 12 years
Computer software	3 to 10 years
Leasehold improvements	*Shorter of life of* asset or lease term

Goodwill, Other Intangible and Long-Lived Assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. We adopted Statement of Financial Accounting Standards ("SFAS 142") in January 2002. Goodwill and certain other intangible assets having indefinite lives, which were previously amortized on a straight-line basis over the periods benefited, are no longer being amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives.

Goodwill of a reporting unit is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we are required to perform a second step, as this is an indication that the reporting unit goodwill may be impaired. In this step, we compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, we compare the carrying value of such assets with finite lives to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets fair value and their carrying value.

Prior to the adoption of SFAS No. 142, goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.

Foreign Currency Translation

Assets and liabilities are translated into U.S. dollars at year end exchange rates and revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) and remains there until the underlying foreign operation is liquidated or substantially disposed of. Where the U.S. dollar is the functional currency, transaction gains or losses arising from the remeasurement of financial statements are recorded in the statement of operations under the caption "other income (expense)".

Revenue Recognition

We recognize revenues from product sales upon shipment to customers. We estimate and record provisions for cash discounts, quantity rebates, sales returns and warranties, in the period the sale is recorded, based upon our prior experience.

Deferred Financing Costs

We have incurred costs in obtaining financing. These costs of $9.7 million have been capitalized in other assets and are being amortized on a straight-line basis over the life of the related financing arrangements through 2009. At December 31, 2003 and 2002, total accumulated amortization was $3.6 million and $2.3 million, respectively.

Postretirement Benefits other than Pensions

The annual net postretirement benefit liability and related expense under our benefit plans are determined on an actuarial basis. Benefits are determined primarily based upon employees' length of service.

Income Taxes

Income taxes are calculated using the asset and liability method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No.109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

Net Earnings Per Common Share

We present two calculations of earnings per common share. "Basic" earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus potentially dilutive common shares. Potentially dilutive common shares that are anti-dilutive are excluded from net earnings per common share.

The following is a reconciliation of the shares used in calculating basic and dilutive net earnings per common share.

(In thousands)	2003	2002	2001
Weighted average common shares	**15,745**	11,915	11,775
Effect of stock options	**48**	93	—
Weighted average common equivalent shares outstanding assuming dilution	**15,793**	12,008	11,775

The average shares listed below were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(In thousands)	2003	2002	2001
Stock options	**844**	574	625
Convertible debentures	**2,796**	2,796	2,796

Stock Based Compensation Plans

Under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement No. 123"), we account for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Stock options granted during the years ended December 31, 2003, 2002 and 2001 were exercisable at prices equal to the fair market value of our common stock on the dates the options were granted; therefore, no compensation cost has been recognized for the stock options granted.

If we accounted for stock-based compensation using the fair value method of Statement No. 123, as amended by Statement No. 148, the effect on net income (loss) and basic and diluted earnings (loss) per share would have been as follows:

	Year Ended December 31,		
(In thousands, except per share amounts)	2003	2002	2001
Net loss, as reported	**$ (1,518)**	$(30,556)	$(2,485)
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(137)**	(235)	(212)
Pro forma net loss	**$ (1,655)**	$(30,791)	$(2,697)
Loss per share:			
Basic - as reported	**$ (0.10)**	$ (2.57)	$ (0.21)
Basic - pro forma	**$ (0.11)**	$ (2.59)	$ (0.23)
Diluted - as reported	**$ (0.10)**	$ (2.54)	$ (0.21)
Diluted - pro forma	**$ (0.11)**	$ (2.56)	$ (0.23)

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Expected option life	**3.9 years**	3.9 years	4.0 years
Expected stock volatility	**38.9%**	38.7%	38.6%
Expected dividend yield	**2.6%**	2.6%	2.8%
Risk-free interest rate	**2.4%**	1.8%	4.2%
Fair value of option	**$3.36**	$4.07	$3.71

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash investments and accounts receivable. We place our cash investments with high quality financial institutions and limit the amount of credit exposure to any one institution. With respect to accounts receivable, such receivables are primarily from warehouse distributors and major retailers in the automotive aftermarket industry located in the United States. We perform ongoing credit evaluations of our customers' financial conditions.

Our five largest individual customers, including members of a marketing group, accounted for 43%, 43% and 43% of consolidated net sales in 2003, 2002 and 2001, respectively. Within our five largest customers, the largest customer accounted for 12%, 14% and 10% of consolidated net sales in 2003, 2002 and 2001, respectively.

Recently Issued Accounting Pronouncements

In January 1, 2002, we adopted the guidelines of the Emerging Issues Task Force Issue No. 01-09, Accounting Consideration Given by a Vendor to a Customer (Including Reseller of the Vendor's Products) ("EITF 01-09"). These guidelines address when sales incentives and discounts should be recognized and the accounting for certain costs incurred by a vendor on behalf of a customer, as well as where the related revenues and expenses should be classified in the financial statements. Historically, we have provided certain consideration, including rebates, product and discounts to customers and treated such costs as advertising, marketing and sales force expenses. Such costs are now treated as a reduction of revenues or as costs of sales. As a result, certain costs of approximately $30.4 million have been reclassified from selling, general and administrative expenses for the year ended December 31, 2001. These reclassifications had no effect on net earnings.

SFAS 143

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, Accounting for Asset Retirement Obligations ("Statement No. 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement.

Effective January 1, 2003, we adopted Statement No. 143, which did not have a material effect on our consolidated financial statements.

SFAS 145

In April 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("Statement No. 145"). Statement No. 145 eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board ("APB") No. 30, Reporting Results of Operations. Statement No. 145 also requires sales-lease-back accounting for lease modifications that have economic effects that are similar to sales-leaseback transactions, and make various other technical corrections to existing pronouncements. Effective January 1, 2003, we adopted the provisions of Statement No. 145. As a result, the extraordinary loss on the early extinguishment of debt of approximately $2.8 million has been reclassified to interest expense for December 2001.

SFAS 146

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("Statement No. 146"). Statement No. 146, which is effective prospectively for exit or disposal activities initiated after December 31, 2002, applies to costs associated with an exit activity, including restructurings, or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. Statement No. 146 requires that exit or disposal costs are recorded as an operating expense when the liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal by itself will not meet the requirement for recognizing a liability and the related expense under Statement No. 146. The adoption of Statement No. 146 did not have a material effect on our consolidated financial statements.

FASB Interpretation No. 45

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("Interpretation" No. 45"). Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. Interpretaton No. 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of Interpretation No. 45 did not have a material effect on our consolidated financial statements.

SFAS 148

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("Statement No. 148"). Statement No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002.

FASB Interpretation No. 46

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. We will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

We are evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interests and has not yet completed this analysis. At this time, it is anticipated that the effect on the company's consolidated balance sheet is not material.

SFAS 150

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("Statement No. 150"). Statement No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, Statement No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Statement No. 150 did not have a material effect on our consolidated financial statements.

2. ACQUISITIONS AND RESTRUCTURING COSTS

Acquisition of Dana's EMG Business

On June 30, 2003, we completed the acquisition of substantially all of the assets and assumed substantially all of the operating liabilities of Dana Corporation's Engine Management Group ("DEM"). Prior to the sale, DEM was a leading manufacturer of aftermarket parts in the automotive industry focused exclusively on engine management.

Under the terms of the acquisition, we paid Dana Corporation $91.3 million in cash, issued an unsecured promissory note of $15.1 million, and issued 1,378,760 shares of our common stock valued at $15.1 million using an average market price of $10.97 per share. Based on the estimated final purchase price, we expect to pay in cash an additional $1.9 million. The average market price was based on the average closing price for a range of trading days preceding the closing date of the acquisition. We also incurred an estimated $7.1 million in transaction costs.

We also issued to Dana Corporation an unsecured subordinated promissory note in the aggregate principal amount of approximately $15.1 million. The promissory note bears an interest rate of 9% per annum for the first year, with such interest rate increasing by one-half of a percentage point (0.5%) on each anniversary of the date of issuance. Accrued and unpaid interest is due quarterly under the promissory note. The maturity date of the promissory note is five and a half years from the date of issuance. The promissory note may be prepaid in whole or in part at any time without penalty.

In connection with the acquisition of DEM, we completed a public equity offering of 5,750,000 shares of our common stock for net proceeds of approximately $55.7 million. The net proceeds from this equity offering were used to repay a portion of our outstanding indebtedness under our revolving credit facility with General Electric Capital Corporation. On June 30, 2003, we also completed an amendment to our revolving credit facility, which increased the amount available under the credit facility by $80 million, to $305 million, as discussed more fully in Note 7 of Notes to Consolidated Financial Statements. We then financed the cash portion of the acquisition purchase price and the costs associated with the acquisition by borrowing from our amended credit facility.

The preliminary purchase price of the acquisition is summarized as follows (In thousands):

Value of common stock issued	$ 15,125
Unsecured promissory note	15,125
Cash consideration	93,172
Total consideration	123,422
Transaction costs	7,077
Total purchase price	$ 130,499

The acquisition purchase price is subject to a final valuation of consideration which primarily relates to a post-closing adjustment, based upon the final book value of the acquired assets of DEM less the book value of the assumed liabilities of DEM as of the close of business on the closing date, subject to a maximum purchase price of $125 million.

The following table summarizes the components of the net assets acquired (In thousands):

Accounts receivable	$ 65,162
Inventories	82,480
Property, plant and equipment	17,165
Goodwill	55,160
Other assets	128
Total assets acquired	$ 220,095
Accounts payable	$ 30,247
Sundry payables and accrued expenses	32,152
Accrued customer returns	7,013
Payroll and commissions	3,984
Other liabilities	16,200
Total liabilities assumed	89,596
Net assets acquired	$ 130,499

The purchase price allocation is preliminary and is dependent on our final analysis of the net assets acquired, including intangibles which is expected to be completed by June 30, 2004. The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141, and accordingly, the net tangible assets acquired were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. Goodwill of $55.2 million resulting from this acquisition has been assigned to our Engine Management reporting unit. Goodwill associated with this acquisition will be deductible for tax purposes.

The following table represents our unaudited pro forma consolidated statement of operations for the years ended December 31, 2003 and 2002, as if the acquisition of DEM had been completed at January 1, 2003 and 2002, respectively. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

	Year Ended December 31,	
(In thousands)	**2003**	2002
Net sales	$ 822,515	$882,401
Loss from continuing operations	$ (2,246)	$ (36,231)
Loss before cumulative effect of accounting change	$ (3,988)	$ (54,528)
Net loss	$ (3,988)	$ (72,878)
Net loss per common share:		
Net loss - Basic	$ (0.21)	$ (3.82)
Net loss - Diluted	$ (0.21)	$ (3.82)

Restructuring Costs

In connection with the acquisition, we have reviewed our operations and implemented integration plans to restructure the operations of DEM. We announced in a press release on July 8, 2003 that we will close seven DEM facilities. As part of the integration and restructuring plans, we accrued an initial restructuring liability of approximately $34.7 million at June 30, 2003. Such amounts were recognized as liabilities assumed in the acquisition and included in the allocation of the cost to acquire DEM. Accordingly, such amounts resulted in additional goodwill being recorded in connection with the acquisition.

Of the total restructuring accrual, approximately $16.8 million related to work force reductions and represented employee termination benefits. The accrual amount primarily provides for severance costs relating to the involuntary termination of approximately 1,400 employees, individually employed throughout DEM's facilities across a broad range of functions, including managerial, professional, clerical, manufacturing and factory positions. During the third and fourth quarters of 2003, $2.1million of termination benefits have been charged to the accrual. In addition, during 2003 there were non-cash adjustments of $1.1 million, as workforce reduction costs were less than amounts originally estimated.

The restructuring accrual also includes approximately $17.9 million associated with exiting certain activities, primarily related to lease and contract termination costs. Specifically, our plans are to consolidate certain of DEM operations into our existing plants. The restructuring accrual associated with other exiting activities specifically includes incremental costs and contractual termination obligations for items such as leasehold termination payments incurred as a direct result of these plans, which will not have future benefits.

Selected information relating to the restructuring costs included in the allocation of the cost to acquire DEM is as follows:

(In thousands)	Workforce Reduction	Other Exit Costs	Total
Initial restructuring liability	$ 16,800	$ 17,900	$ 34,700
Cash payments	(2,085)	—	(2,085)
Adjustments	(1,100)	100	(1,000)
Restructuring liability as of December 31, 2003	$13,615	$ 18,000	$ 31,615

In January 2002, we acquired the assets of a Temperature Control business from Hartle Industries for $4.8 million. The assets acquired consist primarily of property, plant and equipment, and inventory.

In April 2002, we acquired Carol Cable Limited, a manufacturer and distributor of wire sets, based in England, for $1.7 million. The assets acquired consist primarily of property, plant and equipment, and inventory. In addition, during 2002 we acquired the remaining equity interest in SMP Holdings Limited.

In May 2002, we purchased the aftermarket fuel injector business of Sagem Inc., a subsidiary of Johnson Controls, for $10.5 million. Sagem Inc. is a basic manufacturer of fuel injectors, and was the primary supplier to us prior to our acquisition. The assets acquired consist primarily of property, plant and equipment, and inventory. The purchase was partially financed by the seller ($5.4 million to be paid over a two-year period), with the remaining funds being provided under our revolving credit facility.

Our 2002 acquisitions did not have a material effect on our consolidated financial statements.

On February 3, 2004, we acquired the Canadian distribution of Dana Corporation's Engine Management Group for approximately $1.0 million. As part of the acquisition we acquired inventory and will be relocating it into our distribution facility in Mississauga, Canada.

3. INVENTORIES

	December 31,	
(In thousands)	**2003**	2002
Finished goods	**$191,340**	$141,487
Work in process	**7,913**	2,417
Raw materials	**54,501**	30,881
Total inventories	**$253,754**	$174,785

4. PROPERTY, PLANT AND EQUIPMENT

	December 31,	
(In thousands)	**2003**	2002
Land, buildings and improvements	**$ 71,900**	$ 66,200
Machinery and equipment	**136,551**	120,655
Tools, dies and auxiliary equipment	**22,046**	19,962
Furniture and fixtures	**26,984**	25,831
Computer software	**12,514**	12,120
Leasehold improvements	**7,285**	7,164
Construction in progress	**4,280**	4,169
	281,560	256,101
Less accumulated depreciation and amortization	**169,011**	152,279
Total property, plant and equipment, net	**$112,549**	$103,822

Depreciation expense was $17.1 million, $16.1 million and $18.9 million for 2003, 2002 and 2001, respectively.

5. GOODWILL

Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). In accordance with SFAS No. 142, goodwill is no longer amortized, but instead, is subject to an annual review for potential impairment. We completed our annual impairment test during the fourth quarter of 2003 and determined that our goodwill was not impaired.

During the first quarter of 2002, we performed our initial impairment test of goodwill reviewing the fair values of each of our reporting units using the discounted cash flows method, based on our weighted average cost of capital, and market multiples. The decline in economic and market conditions, higher integration costs than anticipated and the general softness in the automotive aftermarket caused a decrease in the fair values of certain of our reporting units. As a result, we recorded an impairment loss on goodwill as a cumulative effect of accounting change of $18.3 million, net of tax, or $1.55 per diluted share during the first quarter of 2002. The impairment loss relates to our European Operation and Temperature Control Segment for which we recorded a charge of $10.9 million and $7.4 million, respectively.

During the fourth quarter of 2002, we completed our annual review of goodwill for potential impairment. After consideration to 2002 losses and budgeted 2003 losses, we wrote-off our remaining goodwill associated with the Engine Management reporting unit of our European Segment. With respect to our European Segment, approximately $1.4 million of goodwill remains on the December 31, 2003 and 2002 balance sheet, all of which pertains to the Temperature Control reporting unit.

(In thousands)	Engine Management	Temperature Control	Europe	Total
Balance as of December 31, 2002	$ 10,490	$ 4,822	$ 1,371	$ 16,683
Goodwill acquired	55,160	—		55,160
Balance as of December 31, 2003	**$ 65,650**	**$ 4,822**	**$ 1,371**	**$71,843**

Upon adoption of SFAS No. 142, our earnings (loss) before cumulative effect of accounting change for basic and diluted earnings (loss) per share adjusted to exclude goodwill amortization expense (net of taxes) were as follows:

(Dollars in thousands, except per share data)	Year Ended December 31, 2003	2002	2001
Reported loss before cumulative effect of accounting change	**$(1,518)**	$(12,206)	$(2,485)
Add back: goodwill amortization expense, net of tax	**—**	—	2,727
Adjusted earnings (loss) before cumulative effect of accounting change	**$(1,518)**	$(12,206)	$ 242
Basic earnings (loss) per share:			
Reported basic (loss) per share before cumulative effect of accounting change	**$ (0.10)**	$ (1.03)	$ (0.21)
Add back: goodwill amortization expense, net of tax	—	—	0.23
Adjusted basic earnings (loss) per share before cumulative effect of accounting change	**$ (0.10)**	$ (1.03)	$ 0.02
Diluted earnings (loss) per share:			
Reported diluted loss per share before cumulative effect of accounting change	**$ (0.10)**	$ (1.01)	$ (0.21)
Add back: goodwill amortization expense, net of tax	**—**	—	0.23
Adjusted diluted earnings (loss) per share before cumulative effect of accounting change	**$ (0.10)**	$ (1.01)	$ 0.02

Upon adoption of SFAS No. 142, our net earnings (loss) for basic and diluted earnings per share adjusted to exclude goodwill amortization expense (net of tax) were as follows:

(Dollars in thousands, except per share data)	Year Ended December 31, 2003	2002	2001
Reported net loss	**$(1,518)**	$(30,556)	$(2,485)
Add back: goodwill amortization expense, net of tax	**—**	—	2,727
Adjusted net earnings (loss)	**$(1,518)**	$(30,556)	$ 242
Basic net earnings (loss) per share:			
Reported basic net earnings (loss) per share	**$ (0.10)**	$ (2.57)	$ (0.21)
Add back: goodwill amortization expense, net of tax	**—**	—	0.23
Adjusted basic net earnings (loss) per share	**$ (0.10)**	$ (2.57)	$ 0.02
Diluted net earnings (loss) per share:			
Reported diluted net earnings (loss) per share	**$ (0.10)**	$ (2.54)	$ (0.21)
Add back: goodwill amortization expense, net of tax	**—**	—	0.23
Adjusted diluted net earnings (loss) per share	**$ (0.10)**	$ (2.54)	$ 0.02

6. OTHER ASSETS

(In thousands)	December 31, 2003	2002
Unamortized customer supply agreements	**$ 946**	$ 1,419
Equity in joint ventures	**2,322**	2,202
Deferred income taxes	**19,389**	18,692
Deferred financing costs	**6,131**	4,472
Other	**13,174**	15,108
Total other assets	**$41,962**	$41,893

Included in the above caption "Other" is a preferred stock investment of $1.5 million in a customer. Net sales to this customer amounted to $53.0 million, $60.0 million and $57.9 million in 2003, 2002 and 2001, respectively.

7. CREDIT FACILITIES AND LONG-TERM DEBT

Effective April 27, 2001, we entered into an agreement with General Electric Capital Corporation, as agent, and a syndicate of lenders for a secured revolving credit facility. The term of the credit agreement was for a period of five years and provided for a line of credit up to $225 million.

On June 30, 2003, we completed an amendment to our revolving credit facility to provide for an additional $80 million commitment, in connection with our acquisition of DEM. This additional commitment increases the total amount available for borrowing under our revolving credit facility to $305 million from $225 million, which expires in 2008. Availability under our revolving credit facility is based on a formula of eligible accounts receivable, eligible inventory and eligible fixed assets.

At December 31, 2003 and 2002, the interest rate on the Company's revolving credit facilities was 3.6% and 3.4%, respectively. Direct borrowings under our revolving credit facility bear interest at the prime rate plus the applicable margin (as defined) or the LIBOR rate plus the applicable margin (as defined), at our option. Outstanding borrowings under this revolving credit facility, classified as current liabilities was $95.9 million and $76.2 million at December 31, 2003 and 2002, respectively. Borrowings are collateralized by substantially all of our assets, including accounts receivable, inventory and fixed assets, and those of our domestic and Canadian subsidiaries. The terms of our revolving credit facility provide for, among other provisions, financial covenants requiring us, on a consolidated basis, (1) to maintain specified levels of earnings before interest, taxes, depreciation and amortization (EBITDA), as defined, at the end of each fiscal quarter through December 31, 2004, (2) commencing September 30, 2004, to maintain specified levels of fixed charge coverage at the end of each fiscal quarter (rolling twelve months) through 2007, and (3) to limit capital expenditure levels for each fiscal year through 2007. The Company was in compliance with the covenants at December 31, 2003.

In addition, a foreign subsidiary of ours has a revolving credit facility. The amount of short-term bank borrowings outstanding under this facility was $3.8 million and $3.4 million at December 31, 2003 and 2002, respectively. The weighted average interest rates on these borrowings at December 31, 2003 and 2002 were 6.3% and 6.5%, respectively.

On July 26, 1999, we completed a public offering of convertible subordinated debentures amounting to $90 million. The convertible debentures carry an interest rate of 6.75%, payable semi-annually, and will mature on July 15, 2009. The convertible debentures are convertible into 2,796,120 shares of our common stock. We may, at our option, redeem some or all of the Debentures at any time on or after July 15, 2004, for a redemption price equal to the issuance price plus accrued interest. In addition, if a change in control, as defined, occurs at the Company, we will be required to make an offer to purchase the convertible debentures at a purchase price equal to 101% of their aggregate principal amount, plus accrued interest.

In connection with our acquisition of DEM, we issued to Dana Corporation an unsecured subordinated promissory note in the aggregate principal amount of approximately $15.1 million. The promissory note bears an interest rate of 9% per annum for the first year, with such interest rate increasing by one-half of a percentage point (0.5%) on each anniversary of the date of issuance. Accrued and unpaid interest is due quarterly under the promissory note. The maturity date of the promissory note is five and a half years from the date of issuance. The promissory note may be prepaid in whole or in part at any time without penalty.

On June 27, 2003, we borrowed $10 million under a mortgage loan agreement. The loan is payable in monthly installments. The loan bears interest at a fixed rate of 5.50% maturing in July 2018. The mortgage loan is secured by a building and related property.

Long-term debt consists of:

(In thousands)	December 31, 2003	December 31, 2002
6.75% convertible subordinated debentures	**$ 90,000**	$90,000
Unsecured promissory note	**15,125**	-
Mortgage loan	**9,824**	-
Other	**3,162**	7,299
	118,111	97,299
Less current portion	**3,354**	4,108
Total non-current portion of long-term debt	**$114,757**	$93,191

Maturities of long-term debt during the five years ending December 31, 2004 through 2008 are $3.4 million, $0.6 million, $0.6 million, $0.6 million and $0.6 million, respectively.

8. INTEREST RATE SWAP AGREEMENTS

We do not enter into financial instruments for trading or speculative purposes. The principal financial instruments used for cash flow hedging purposes are interest rate swaps.

In October 2003, we entered into a new interest rate swap agreement with a notional amount of $25 million that is to mature in October 2006. Under this agreement, we receive a floating rate based on the LIBOR interest rate, and pay a fixed rate of 2.45% on the notional amount of $25 million.

In July 2001, we entered into two interest rate swap agreements to manage our exposure to interest rate changes. The swaps effectively convert a portion of our variable rate debt under the revolving credit facility to a fixed rate, without exchanging the notional amounts. At December 31, 2002, we had two outstanding interest rate swap agreements (in an aggregate notional amount of $75 million), one of which matured in January 2003 and the other is scheduled to mature in January 2004. Under these agreements we receive a floating rate based on the LIBOR interest rate, and pay a fixed rate of 4.92% on a notional amount of $45 million and 4.37% on a notional amount of $30 million (matured in January 2003).

If, at any time, the swaps are determined to be ineffective, in whole or in part, due to changes in the interest rate swap or underlying debt agreements, the fair value of the portion of the interest rate swap determined to be ineffective will be recognized as gain or loss in the statement of operations in the "interest expense" caption for the applicable period. It is not expected that any gain or loss will be reported in the statement of operations during the year ending December 31, 2004 nor was any recorded in 2003, 2002 or 2001.

9. STOCKHOLDERS' EQUITY

We have authority to issue 500,000 shares of preferred stock, $20 par value, and our Board of Directors are vested with the authority to establish and designate series of preferred, to fix the number of shares therein and the variations in relative rights as between series. On December 18, 1995, our Board of Directors established a new series of preferred shares designated as Series A Participating Preferred Stock. The number of shares constituting the Series A Preferred Stock is 30,000. The Series A Preferred Stock is designed to participate in dividends, ranks senior to our common stock as to dividends and liquidation rights and has voting rights. Each share of the Series A Preferred Stock shall entitle the holder to one thousand votes on all matters submitted to a vote of the stockholders of the Company. No such shares were outstanding at December 31, 2003.

On January 17, 1996, our Board of Directors adopted a Shareholder Rights Plan (Plan). Under the Plan, the Board declared a dividend of one Preferred Share Purchase Right (Right) for each of our outstanding common shares. The dividend was payable on March 1, 1996, to the shareholders of record as of February 15, 1996. The Rights are attached to and automatically trade with the outstanding shares of our common stock.

The Rights will become exercisable only in the event that any person or group of affiliated persons becomes a holder of 20% or more of our outstanding common shares, or commences a tender or exchange offer which, if consummated, would result in that person or group of affiliated persons owning at least 20% of our outstanding common shares. Once the rights become exercisable they entitle all other shareholders to purchase, by payment of an $80.00 exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, subject to adjustment, with a value of twice the exercise price. In addition, at any time after a 20% position is acquired and prior to the acquisition of a 50% position, our Board of Directors may require, in whole or in part, each outstanding Right (other than Rights held by the acquiring person or group of affiliated persons) to be exchanged for one share of common stock or one one-thousandth of a share of Series A Preferred Stock. The Rights may be redeemed at a price of $0.001 per Right at any time prior to their expiration on February 28, 2006.

During the years 1998 through 2000, our Board of Directors authorized multiple repurchase programs under which we could repurchase shares of our common stock. During such years, $26.7 million (in aggregate) of common stock has been repurchased to meet present and future requirements of our stock option programs and to fund our ESOP. As of December 31, 2003, we have Board authorization to repurchase additional shares at a maximum cost of $1.7 million. During 2003, 2002 and 2001, we did not repurchase any shares of our common stock.

Accumulated other comprehensive income (loss) is comprised of the following:

(In thousands)	December 31, 2003	December 31, 2002
Foreign currency translation adjustments	**$5,780**	$ (382)
Unrealized loss on interest rate swap agreement, net of tax	**(111)**	(1,428)
Minimum pension liability, net of tax	**(855)**	(771)
Total accumulated other comprehensive income (loss)	**$4,814**	$(2,581)

10. STOCK BASED COMPENSATION PLANS

We have principally two fixed stock-based compensation plans. Under the 1994 Omnibus Stock Option Plan, as amended, we are authorized to issue 1,500,000 stock options. The options become exercisable over a three to five year period and expire at the end of five years following the date they become exercisable. Under the 1996 Independent Directors' Stock Option Plan, we are authorized to issue 50,000 stock options. The options become exercisable one year after the date of grant and expire at the end of ten years following the date of grant. At December 31, 2003, in aggregate 1,262,774 shares of authorized but unissued common stock were reserved for issuance under our stock option plans.

A summary of the status of our stock option plans follow:

(Shares in thousands)	**2003** Shares	**2003** Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price
Outstanding at beginning of year	**910**	**$17.14**	1,011	$16.76	1,189	$16.60
Granted	**346**	**14.69**	10	14.43	10	13.05
Exercised	**(3)**	**9.79**	(54)	9.74	(55)	9.29
Forfeited	**(90)**	**18.29**	(57)	16.91	(133)	18.18
Outstanding at end of year	**1,163**	**$16.33**	910	$17.14	1,011	$16.76
Options exercisable at end of year	**800**		748		671	

Stock Options Outstanding

Range of Exercise Prices	Shares Outstanding at 12/31/03	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$ 6.56 - $11.29	**320**	4.6	$ 9.92
$13.05 - $16.94	**418**	5.4	$14.85
$20.50 - $24.84	**425**	1.9	$22.62

Stock Options Exercisable

Range of Exercise Prices	Shares Exercisable at 12/31/03	Weighted-Average Exercise Price
$ 6.56 - $11.29	300	$10.14
$13.05 - $16.94	75	$15.58
$20.50 - $24.84	425	$22.62

11. RETIREMENT BENEFIT PLANS

We had a defined benefit pension plan covering certain former employees of our former Brake business. During 2002, a partial settlement of the plan occurred in conjunction with the purchase of non-participating annuity contracts for plan members. The final settlement under the plan will occur when the remaining assets under the plan are distributed.

All pension benefit obligations have been satisified and the projected benefit obligation under the plan is $0.

The following table represents a reconciliation of the beginning and ending benefit obligation, the fair value of plan assets and the funded status of the plan:

(In thousands)	December 31, 2003	December 31, 2002
Benefit obligation at beginning of year	$ —	$ 8,813
Interest cost	—	368
Actuarial loss	—	1,096
Settlement	—	(9,793)
Benefits paid	—	(484)
Benefit obligation at end of year	$ —	$ —
Fair value of plan assets at beginning of year	$ **746**	$11,062
Settlement	—	(9,793)
Actual return on plan assets	**(25)**	(39)
Benefits paid	—	(484)
Fair value of plan assets at end of year	$ **721**	$ 746
Funded status	$ **721**	$ 746
Unrecognized net actuarial loss	**81**	56
Prepaid benefit cost	$ **802**	$ 802

Weighted average assumptions are as follows:

	December 31, 2003	2002	2001
Discount rates	N/A	6.50%	7.25%
Expected long-term rate of return on assets	N/A	8.00%	8.00%

Components of net periodic (benefit) cost follow:

(In thousands)	December 31, 2003	2002	2001
Interest cost	**$ —**	$ 368	$ 629
Return on assets	**(8)**	(530)	(928)
Settlement	**—**	228	—
Recognized actuarial (gain) loss	**8**	(5)	(112)
Net periodic (benefit) cost	**$ —**	$ 61	$(411)

In addition, we participate in several multi employer plans which provide defined benefits to substantially all unionized workers. The Multi employer Pension Plan Amendments Act of 1980 imposes certain liabilities upon employers associated with multi employer plans. We have not received information from the plans' administrators to determine our share, if any, of unfunded vested benefits.

We and certain of our subsidiaries also maintain various defined contribution plans, which include profit sharing and provide retirement benefits for other eligible employees.

The provisions for retirement expense in connection with the plans are as follows:

(In thousands)	Multi-employer Plans	Defined Contribution and Other Plans
Year ended December 31,		
2003	**$225**	**$3,518**
2002	306	2,553
2001	299	2,449

We have an Employee Stock Ownership Plan and Trust for employees who are not covered by a collective bargaining agreement. 75,000 shares were granted to employees during 2003, 2002 and 2001, under the terms of the ESOP. These shares were funded directly from treasury stock.

In fiscal 2000, we created an employee benefits trust to which we contributed 750,000 shares of treasury stock. We are authorized to instruct the trustees to distribute such shares toward the satisfaction of our future obligations under employee benefit plans. The shares held in trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be released. The trustees will vote the shares in accordance with its fiduciary duties.

The provision for expense in connection with the ESOP was approximately $0.9 million in 2003, $1.2 million in 2002 and $0.7 million in 2001.

In August 1994, we established an unfunded Supplemental Executive Retirement Plan (SERP) for key employees. Under the plan, these employees may elect to defer a portion of their compensation and, in addition, we may at our discretion make contributions to the plan on behalf of the employees. Such contributions were $99,000, $46,000 and $37,000 in 2003, 2002 and 2001, respectively.

On October 1, 2001, we adopted a second unfunded SERP. The SERP is a defined benefit plan pursuant to which we will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation.

(In thousands)	December 31, 2003	2002
Benefit obligation at beginning of year	**$ 2,275**	$ 1,342
Service cost	**351**	211
Interest cost	**220**	140
Actuarial loss	**1,407**	582
Benefit obligation at end of year	**$ 4,253**	$ 2,275
Funded status	**$ (4,253)**	$(2,275)
Unrecognized prior service cost	**1,022**	1,132
Additional minimum pension liability	**(1,877)**	(1,298)
Unrecognized net actuarial loss	**1,800**	538
Accrued benefit cost	**$ (3,308)**	$ (1,903)

Components of net periodic benefit cost follow:

(In thousands)	December 31, 2003	2002
Service cost	**$351**	$211
Interest cost	**220**	140
Amortization of prior service cost	**110**	110
Amortization of unrecognized loss	**146**	44
Net periodic benefit cost	**$827**	$505

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	December 31, 2003	2002
Discount rates	**6.00%**	6.50%
Salary increase	**4%**	4%

12. POSTRETIREMENT MEDICAL BENEFITS

We provide certain medical and dental care benefits to eligible retired employees. Our current policy is to fund the cost of the health care plans on a pay-as-you-go basis.

The following table represents a reconciliation of the beginning and ending benefit obligation and the funded status of the plan:

(In thousands)	December 31, 2003	2002
Benefit obligation at beginning of year	**$ 26,188**	$ 20,484
Service cost	**2,547**	1,765
Interest cost	**1,642**	1,517
Actuarial loss	**1,637**	3,375
Benefits paid	**(1,087)**	(953)
Benefit obligation at end of year	**$ 30,927**	$ 26,188
Funded status	**$(30,927)**	$ (26,188)
Unrecognized prior service cost	**666**	790
Unrecognized net actuarial loss	**2,442**	846
Accrued benefit cost	**$(27,819)**	$ (24,552)

Components of net periodic benefit cost follow:

(In thousands)	December 31, 2003	2002	2001
Service cost	**$2,547**	$1,765	$1,500
Interest cost	**1,642**	1,517	1,314
Amortization of prior service cost	**124**	124	124
Recognized actuarial (gain) loss	**41**	(53)	(232)
Net periodic benefit cost	**$4,354**	$3,353	$2,706

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	2003	2002	2001
Discount Rate	**6.0%**	6.5%	7.25%
Current medical cost trend rate	**12%**	12%	9%
Current dental cost trend rate	**5%**	5%	5%
Ultimate medical cost trend rate	**5%**	5%	5%
Year trend rate declines to ultimate	**2005**	2005	2005

We expect to pay benefits of approximately $1.2 million to our unfunded postretirement benefit plan in 2004. Our measurement date for this plan is December 31.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2003:

(In thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 446	$ (359)
Effect on post retirement benefit obligation	$2,544	$(2,110)

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. Since specific authoritative guidance on accounting for the federal subsidy is pending, FASB has permitted companies to defer the accounting for the effects of the Act. Accordingly, we have elected to defer the accounting for the changes in the Act, therefore, the impact of the Act has not been reflected in the accounting for our postretirement medical benefits or in disclosures above. We will account for the effects of the Act in the period in which authoritative guidance is issued, which could require a change in previously reported information.

13. OTHER INCOME (EXPENSE), NET

(In thousands)	Year Ended December 31, 2003	2002	2001
Interest and dividend income	**$ 446**	$1,338	$1,336
Loss on sale of accounts receivable	**—**	—	(484)
Income from joint ventures	**27**	352	844
Gain (loss) on disposal of property, plant and equipment	**(301)**	97	265
Gain (loss) on foreign exchange	**(1,357)**	108	366
Other income (expense) - net	**708**	1,292	436
Total other income (expense), net	**$ (477)**	$3,187	$2,763

14. INCOME TAXES

The income tax provision (benefit) consists of the following:

(In thousands)	Year Ended December 31, 2003	2002	2001
Current:			
Domestic	**$ 804**	$2,422	$1,124
Foreign	**2,035**	2,948	1,673
Total Current	**2,839**	5,370	2,797
Deferred:			
Domestic	**(1,617)**	3,350	(3,408)
Foreign	**(15)**	(800)	(220)
Total Deferred	**(1,632)**	2,550	(3,628)
Total income tax provision (benefit)	**$1,207**	$7,920	$ (831)

We have not provided for federal income taxes on the undistributed income of our foreign subsidiaries because of the availability of foreign tax credits and/or our intention to permanently reinvest such undistributed income. Cumulative undistributed earnings of foreign subsidiaries on which no United States income tax has been provided were $43.2 million at the end of 2003, 37.7 million at the end of 2002, $32.9 million at the end of 2001.

Earnings (loss) before income taxes for foreign operations (excluding Puerto Rico) amounted to approximately $1.5 million, ($4.6) million, and $2.5 million, in 2003, 2002, and 2001, respectively. U.S. taxes on the earnings of the Puerto Rican subsidiary are largely eligible for tax credits against U.S. income taxes (phased out effective 2005) and are partially exempt from Puerto Rican income taxes under a tax exemption grant expiring in 2016.

Reconciliations between the U.S. federal income tax rate and our effective income tax rate as a percentage of earnings from continuing operations before income taxes are as follows:

	Year Ended December 31,		
	2003	2002	2001
U.S. federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State and local income taxes, net of federal income tax benefit	**(7.2)**	4.1	21.4
Non-deductible items, net	**59.9**	3.4	60.5
Income (benefit) taxes on foreign income	**(111.0)**	(2.4)	(91.9)
Change in valuation allowance	**107.6**	16.4	—
Effective tax rate	**84.3%**	56.5%	25.0%

The following is a summary of the components of the net deferred tax assets and liabilities recognized in the accompanying consolidated balance sheets:

	December 31,	
(In thousands)	**2003**	2002
Deferred tax assets:		
Inventories	**$ 7,060**	$ 6,025
Allowance for customer returns	**6,453**	6,152
Postretirement benefits	**10,989**	10,390
Allowance for doubtful accounts	**1,173**	1,442
Accrued salaries and benefits	**3,430**	3,339
Net operating loss and tax credit carry forwards	**17,988**	14,084
Goodwill	**2,581**	3,578
Accrued asbestos liabilities	**10,430**	10,765
Other	**5,583**	5,580
	65,687	61,355
Valuation allowance	**(23,239)**	(21,698)
Total	**$42,448**	$39,657
Deferred tax liabilities:		
Depreciation	**$ 8,747**	$ 7,565
Promotional costs	**395**	1,106
Goodwill	**688**	—
Other	**81**	81
Total	**9,911**	8,752
Net deferred tax assets	**$32,537**	$30,905

During 2003, we increased the valuation allowance by $1.5 million. At December 31, 2003, we have approximately $28.0 million of domestic and foreign net operating loss carry forwards of which $13.6 million will expire between 2021 and 2023 and the remainder (foreign) have an indefinite carry forward period. We also have foreign tax credit carry forwards of approximately $1.4 million which expire between 2004 and 2007. We also have alternative minimum tax credit carry forwards of approximately $6.9 million for which there is no expiration date.

We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. However, if we are unable to generate sufficient taxable income in the future through our operations, increases in the valuation allowance may be required.

15. INDUSTRY SEGMENT AND GEOGRAPHIC DATA

Under the provisions of SFAS No. 131, we have three reportable operating segments which are the major product areas of the automotive aftermarket in which we compete. Engine Management consists primarily of ignition and emission parts, wire and cable, and fuel system parts. Temperature Control consists primarily of compressors, other air conditioning parts and heater parts. The third reportable operating segment is Europe which consists of both Engine Management and Temperature Control reporting units. The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 1). The following tables contain financial information for each reportable segment:

	Year ended December 31, 2003				
(In thousands)	Engine Management	Temperature Control	European Group	Other Adjustments	Consolidated
Net Sales	$414,375	$219,576	$40,141	$ 4,691	$678,783
Depreciation and amortization	9,362	5,688	1,046	996	17,092
Operating income	31,871	4,702	(3,605)	(17,153)	15,815
Investment in equity affiliates	—	—	42	2,280	2,322
Capital expenditures	5,473	2,438	1,015	—	8,926
Total Assets	$448,687	$150,248	$31,188	$64,402	$694,525

Our five largest individual customers, including members of one marketing group accounted for 43% of consolidated net sales in 2003. 29% and 14% of these net sales were generated from our Engine Management and Temperature Control segments, respectively.

	Year ended December 31, 2002				
(In thousands)	Engine Management	Temperature Control	European Group	Other Adjustments	Consolidated
Net Sales	$303,112	$255,088	$36,028	$ 4,209	$598,437
Depreciation and amortization	8,660	5,484	902	1,082	16,128
Operating income	41,844	10,095	(10,464)	(16,407)	25,068
Investment in equity affiliates	—	—	185	2,017	2,202
Capital expenditures	3,465	2,066	1,831	236	7,598
Total Assets	$247,318	$157,343	$30,728	$55,369	$490,758

Our five largest individual customers, including members of one marketing group accounted for 43% of consolidated net sales in 2002. 22% and 21% of these net sales were generated from our Engine Management and Temperature Control segments, respectively.

	Year ended December 31, 2001				
(In thousands)	Engine Management	Temperature Control	European Group	Other Adjustments	Consolidated
Net Sales	$285,498	$269,856	$33,449	$ 2,849	$591,652
Depreciation and amortization	9,649	6,462	1,961	837	18,909
Operating income	26,432	3,624	(1,718)	(13,215)	15,123
Investment in equity affiliates	105	—	166	1,878	2,149
Capital expenditures	4,724	6,781	775	1,460	13,740
Total Assets	$233,564	$182,083	$40,407	$53,375	$509,429

Our five largest individual customers, including members of one marketing group accounted for 43% of consolidated net sales in 2001. 18% and 25% of these net sales were generated from our Engine Management and Temperature Control segments, respectively.

Other Adjustments consist of items pertaining to our corporate headquarters function, as well as our Canadian business unit that does not meet the criteria of a reportable operating segment under SFAS No.131.

	Revenue		
	Year ended December 31,		
(In thousands)	**2003**	2002	2001
United States	**$584,853**	$512,055	$515,322
Europe	**40,141**	36,028	33,449
Canada	**38,187**	32,188	28,811
Other Foreign	**15,602**	18,166	14,070
Total	**$678,783**	$598,437	$591,652

	Long Lived Assets		
	Year ended December 31,		
(In thousands)	**2003**	2002	2001
United States	**$173,817**	$109,778	$118,455
Europe	**7,246**	7,153	17,301
Canada	**2,496**	2,450	2,829
Other Foreign	**833**	1,124	1,101
Total	**$184,392**	$120,505	$139,686

Revenues are attributed to countries based upon the location of the customer.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of those instruments.

Marketable Securities

The fair values of investments are estimated based on quoted market prices for these or similar instruments.

Long-Term Debt

The fair value of our long-term debt is estimated based on quoted market prices or current rates offered to us for debt of the same remaining maturities.

Interest Rate Swaps

The fair value of our financial instruments are based on market quotes and represents the net amount required to terminate the position, taking into consideration market rates and counterparty credit risk.

The estimated fair values of our financial instruments are as follows:

December 31, 2003 *(In thousands)*	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	**$ 19,647**	**$ 19,647**
Long-term debt	**(118,111)**	**(116,570)**
Interest rate swaps	**(148)**	**(148)**
December 31, 2002 *(In thousands)*	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	**$ 9,690**	**$ 9,690**
Marketable securities	**7,200**	**7,200**
Long-term debt	**(97,299)**	**(80,188)**
Interest rate swaps	**(1,905)**	**(1,905)**

17. COMMITMENTS AND CONTINGENCIES

Total rent expense for the three-years ended December 31, 2003 was as follows:

(In thousands)	Total	Real Estate	Other
2003	**$12,286**	**$9,143**	**$3,143**
2002	8,434	6,282	2,152
2001	8,673	6,508	2,165

At December 31, 2003, we are obligated to make minimum rental payments through 2021, under operating leases which are as follows :

(In thousands)

2004	$12,824	2007	5,752
2005	12,156	2008	4,512
2006	9,322	Thereafter	39,481
		Total	$84,047

We also have lease and sub-lease agreements in place for various properties under our control. We expect to receive operating lease payments from lessees during the five years ending December 31, 2004 through 2008 of $0.6 million, $0.6 million, $0.6 million, $0.6 million, and $0.5 million, respectively.

We generally warrant our products against certain manufacturing and other defects. These product warranties are provided for specific periods of time of the product depending on the nature of the product. As of December 31, 2003 and 2002, we have accrued $14.0 million and $10.4 million, respectively, for estimated product warranty claims. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. Warranty claims expense for each of the years 2003, 2002 and 2001 were: $46.6 million, $46.7 million and $52.2 million, respectively.

The following table provides the changes in our product warranties:

	Year Ended December 31,	
(In thousands)	**2003**	2002
Balance, beginning of period	**$10,360**	$ 12,743
Assumed liabilities from acquisition of DEM	**3,600**	—
Liabilities accrued for current year sales	**46,592**	46,671
Settlements of warranty claims	**(46,565)**	(49,054)
Balance, end of period	**$13,987**	$ 10,360

At December 31, 2003, we had outstanding letters of credit aggregating approximately $4.0 million. The contract amount of the letters of credit is a reasonable estimate of their value as the value for each is fixed over the life of the commitment.

We entered into Change in Control arrangements with two key officers. In the event of a Change of Control (as defined), each executive will receive severance payments, (as defined), and certain other benefits.

On January 28, 2000, a former significant customer of ours, which is currently undergoing a Chapter 7 liquidation in U.S. Bankruptcy Court, filed claims against a number of its former suppliers, including us. The claim against us alleged $0.5 million of preferential payments in the 90 days prior to the related Chapter 11 bankruptcy petition. The claim pertaining to the preferential payments was settled for an immaterial amount during the second quarter of 2002. In addition, this former customer seeks $9.4 million from us for a variety of claims including antitrust, breach of contract, breach of warranty and conversion. These latter claims arise out of allegations that this customer was entitled to various discounts, rebates and credits after it filed for bankruptcy. We have purchased insurance with respect to the actions. On August 22, 2002, the court dismissed the antitrust claims. On July 8, 2003, the remaining claims were settled without any material financial effect on our business, financial condition or results of operations.

In 1986, we acquired a brake business, which we subsequently sold in March 1998 and which is accounted for as a discontinued operation in the accompanying consolidated financial statements. When we originally acquired this brake business, we assumed future liabilities relating to any alleged exposure to asbestos-containing products manufactured by the seller of the acquired brake business. In accordance with the related purchase agreement, we agreed to assume the liabilities for all new claims filed on or after September 1, 2001. Our ultimate exposure will depend upon the number of claims filed against us on or after September 1, 2001 and the amounts paid for indemnity and defense thereof. At December 31, 2001, approximately 100 cases were outstanding for which we were responsible for any related liabilities. At December 31, 2002, the number of cases outstanding for which we were responsible for related liabilities increased to approximately 2,500, which include approximately 1,600 cases filed in December 2002 in Mississippi. We believe that these Mississippi cases filed against us in December 2002 were due in large part to potential plaintiffs accelerating the filing of their claims prior to the effective date of Mississippi's tort reform statue in January 2003, which statute eliminated the ability of plaintiffs to file consolidated cases. At December 31, 2003, approximately 3,300 cases were outstanding for which we were responsible for any related liabilities. Since inception in September 2001, the amounts paid for settled claims are $1.1 million. We do not have insurance coverage for the defense and indemnity costs associated with these claims.

In evaluating our potential asbestos-related liability, we have considered various factors including, among other things, an actuarial study performed by a leading actuarial firm with expertise in assessing asbestos-related liabilities, our settlement amounts and whether there are any co-defendants, the jurisdiction in which lawsuits are filed, and the status and results of settlement discussions. Actuarial consultants with experience in assessing asbestos-related liabilities completed a study in September 2002 to estimate our potential claim liability. The methodology used to project asbestos-related liabilities and costs in the study considered: (1) historical data available from publicly available studies; (2) an analysis of our recent claims history to estimate likely filing rates for the remainder of 2002 through 2052; (3) an analysis of our currently pending claims; and (4) an analysis of our settlements to date in order to develop average settlement values. Based upon all the information considered by the actuarial firm, the actuarial study estimated an undiscounted liability for settlement payments, excluding legal costs, ranging from $27.3 million to $58 million for the period through 2052. Accordingly, based on the information contained in the actuarial study and all other available information considered by us, we recorded an after tax charge of $16.9 million as a loss from discontinued operation during the third quarter of 2002 to reflect such liability, excluding legal costs. We concluded that no amount within the range of settlement payments was more likely than any other and, therefore, recorded the low end of the range as the liability associated with future settlement payments through 2052 in our consolidated financial statements, in accordance with generally accepted accounting principles.

As is our accounting policy, the actuarial study was updated as of August 31, 2003 using methodologies consistent with the September 2002 study. The updated study has estimated an undiscounted liability for settlement payments, excluding legal costs, ranging from $27 to $71 million for the period through 2052. We continue to believe that no amount within the range was a better estimate after the updated study, therefore, no adjustment was recorded as our consolidated balance sheet at September 30, 2003 reflects a total liability of approximately $27 million. Legal costs, which are expensed as incurred, are estimated to range from $21 to $28 million during the same period. We plan on performing a similar annual actuarial analysis during the third quarter of each year for the foreseeable future. Given the uncertainties associated with projecting such matters into the future, the short period of time that we have been responsible for defending these claims, and other factors outside our control, we can give no assurance that additional provisions will not be required. Management will continue to monitor the circumstances surrounding these potential liabilities in determining whether additional provisions may be necessary. At the present time, however, we do not believe that any additional provisions would be reasonably likely to have a material adverse effect on our liquidity or consolidated financial position.

We are involved in various other litigation and product liability matters arising in the ordinary course of business. Although the final outcome of any asbestos-related matters or any other litigation or product liability matter cannot be determined, based on our understanding and evaluation of the relevant facts and circumstances, it is our opinion that the final outcome of these matters will not have a material adverse effect on our business, financial condition or results of operations.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)

Quarter Ended	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003
Net Sales	$162,454	$214,479	$166,125	$135,725
Gross Profit	38,125	58,288	43,819	34,540
Earnings (loss) from continuing operations	(5,511)	2,042	4,300	(607)
Loss from discontinued operation, net of taxes	(370)	(591)	(433)	(348)
Net Earnings (loss)	$(5,881)	$1,451	$ 3,867	$ (955)
Net Earnings (loss) from continuing operations per common share:				
Basic	$ (0.29)	$ 0.11	$ 0.34	$ (0.05)
Diluted	$ (0.29)	$ 0.11	$ 0.34	$ (0.05)
Net Earnings (loss) per common share:				
Basic	$ (0.31)	$ 0.08	$ 0.31	$ (0.08)
Diluted	$ (0.31)	$ 0.08	$ 0.31	$ (0.08)

(In thousands, except per share amounts)

Quarter Ended	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002
Net Sales	$107,856	$183,631	$180,629	$126,321
Gross Profit	29,127	50,608	46,833	30,976
Earnings (loss) from continuing operations	(8,087)	9,832	6,267	(1,921)
Loss from discontinued operation, net of taxes	(254)	(16,918)	(806)	(319)
Cumulative effect of accounting change, net of taxes	—	—	—	(18,350)
Net Earnings (loss)	$(8,341)	$(7,086)	$ 5,461	$(20,590)
Net Earnings (loss) from continuing operations per common share:				
Basic	$ (0.68)	$ 0.82	$ 0.53	$ (0.16)
Diluted	$ (0.68)	$ 0.72	$ 0.48	$ (0.16)
Net Earnings (loss) per common share:				
Basic	$ (0.70)	$ (0.59)	$ 0.46	$ (1.74)
Diluted	$ (0.70)	$ (0.42)	$ 0.43	$ (1.74)

The fourth quarter of 2003 reflects unfavorable adjustments including approximately $2.9 million of integration and restructuring costs related to DEM and our Temperature Control Segment; and a $2 million additional inventory obsolescence provision for Temperature Control inventory due to reduced sales volume.

The fourth quarter of 2002 reflects unfavorable adjustments including approximately $1.6 million of restructuring costs related to the consolidation of certain manufacturing and distributing facilities within the Temperature Control Segment; and a writeoff of approximately $3.3 million for the impairment of goodwill associated with the Engine Management reporting unit of the Europe Segment.

Independent Auditors' Report

To the Board of Directors and Stockholders
Standard Motor Products, Inc.:

We have audited the accompanying consolidated balance sheets of Standard Motor Products, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Standard Motor Products, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* as of January 1, 2002.

New York, New York
March 26, 2004

KPMG LLP

SELECTED FINANCIAL DATA

The following summary of financial information has been extracted or derived from our audited consolidated financial statements.

(In thousands, except per share amounts)	Year Ended December 31,				
	2003	2002	2001	2000	1999
Summary of Operations					
Net sales	**$678,783**	$ 598,437	$ 591,652	$ 601,392	$ 653,451
Earnings (loss) from continuing operations	**$ 224**	$ 6,091	$ (2,485)	$ 9,729	$ 7,625
Net earnings (loss)	**$ (1,518)**	$ (30,556)	$ (2,485)	$ 9,729	$ 7,625
Financial Position					
Working capital	**$191,333**	$ 140,683	$ 121,566	$ 188,091	$ 205,806
Total assets	**$694,525**	$ 490,758	$ 509,429	$ 549,396	$ 556,021
Long-term debt (excluding current portion)	**$114,757**	$ 93,191	$ 93,276	$ 150,018	$ 163,868
Stockholders' equity	**$226,041**	$ 153,881	$ 185,687	$ 194,305	$ 203,518
Per Share Data					
Earnings (loss) from continuing operations per share - Basic	**$ 0.01**	$ 0.51	$ (0.21)	$ 0.82	$ 0.58
Earnings (loss) per share - Basic	**$ (0.10)**	$ (2.57)	$ (0.21)	$ 0.82	$ 0.58
Earnings (loss) per share - Diluted	**$ (0.10)**	$ (2.54)	$ (0.21)	$ 0.81	$ 0.58
Stockholders' equity per share	**$ 14.36**	$ 12.91	$ 15.77	$ 16.28	$ 15.57
Cash dividends per common share	**$ 0.36**	$ 0.36	$ 0.36	$ 0.36	$ 0.34

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our Common Stock is traded on the New York Stock Exchange under the symbol SMP. The following table shows the high and low sale prices on the composite tape of, and the dividend paid per share on, the Common Stock during the periods indicated.

2003	Quarter	High	Low	Dividend	2002	Quarter	High	Low	Dividend
	1st	$15.70	$11.10	$0.09		1st	$15.15	$ 12.90	$0.09
	2nd	$13.62	$10.50	$0.09		2nd	$17.04	$ 14.30	$0.09
	3rd	$11.72	$ 9.25	$0.09		3rd	$17.39	$ 10.63	$0.09
	4th	$12.36	$ 9.10	$0.09		4th	$13.90	$ 9.45	$0.09

Our Board of Directors will consider the payment of future dividends on the basis of earnings, capital requirements and our financial condition. Subject to our credit facility, dividends and distributions may be restricted.

Board of Directors

Lawrence I. Sills
Chairman, Chief Executive Officer and Director of the Company

Arthur D. Davis
Vice Chairman
and Director of the Company

Marilyn F. Cragin
Director of the Company

Susan F. Davis
Director of the Company

Robert M. Gerrity
Director of the Company

John L. Kelsey
Director of the Company

Kenneth A. Lehman
Director of the Company

Arthur S. Sills
Director of the Company

Peter J. Sills
Director of the Company

Frederick D. Sturdivant
Director of the Company

William H. Turner
Director of the Company

Corporate Officers

Lawrence I. Sills
Chairman and Chief Executive Officer

John P. Gethin
President and Chief Operating Officer

James J. Burke
Vice President, Finance
Chief Financial Officer

Joseph G. Forlenza
Vice President and General Manager
Engine Management Division

Donald E. Herring
Vice President
Aftermarket Sales

Sanford Kay
Vice President, Human Resources
Secretary

Nitin Parikh
Vice President,
Information Systems

Robert Martin
Treasurer and Assistant Secretary

Standard Motor Products, Inc.

37-18 Northern Boulevard, Long Island City, New York 11101 • www.smpcorp.com